SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INTERIM CONSOLIDATED FINANCIAL STATEMENTS - AMBEV S.A.

Interim Consolidated Balance Sheets

As at June 30, 2016 and December 31, 2015

(Expressed in thousands of Brazilian Reais)

Assets	Note	06/30/2016	12/31/2015

Cash and cash equivalents	5	5,729,655	13,620,161
Investment securities	6	263,893	215,106
Derivative financial instruments	21	303,139	1,512,381
Trade receivable		3,445,761	4,165,670
Inventories	7	4,403,950	4,338,172
Income tax and social contribution recoverable		2,491,891	2,398,655
Other taxes receivable		740,756	796,317
Other assets		1,182,472	1,268,027
Current assets		18,561,517	28,314,489

Investment securities	6	87,790	118,628
Derivative financial instruments	21	15,415	51,376
Income tax and social contributions recoverable		4,493	557,377
Other taxes recoverable		258,353	335,376
Deferred tax assets	8	2,727,682	2,749,852
Other assets		1,898,602	2,140,223
Employee benefits		17,089	8,637
Investments in associates		380,796	714,925
Property, plant and equipment	9	18,259,924	19,140,087
Intangible assets		4,800,948	5,092,198
Goodwill	10	29,644,103	30,953,066
Non-current assets		58,095,195	61,861,745

Total assets		76,656,712	90,176,234

Interim Consolidated Balance Sheets (continued)

As at June 30, 2016 and December 31, 2015

(Expressed in thousands of Brazilian Reais)

Equity and liabilities	Note	06/30/2016	12/31/2015

Trade payables		8,094,481	11,833,689
Derivative financial instruments	21	1,207,820	4,673,010
Interest-bearing loans and borrowings	11	1,665,114	1,282,573
Bank overdrafts	5	177,362	2,539
Wages and salaries		687,957	915,542
Dividends and interest on shareholder´s equity payable		2,613,829	598,573
Income tax and social contribution payable		723,706	1,245,298
Taxes and contributions payable		1,663,133	3,096,798
Other liabilities		4,942,958	6,370,742
Provisions	12	118,486	123,149
Current liabilities		21,894,846	30,141,913

Trade payables		236,637	110,042
Derivative financial instruments	21	16,137	145,119
Interest-bearing loans and borrowings	11	1,968,210	2,316,903
Deferred tax liabilities	8	2,204,757	2,473,535
Taxes and contributions payable		554,619	909,957
Other liabilities		1,314,969	1,023,682
Provisions	12	435,412	499,524
Employee benefits		1,968,506	2,221,926
Non-current liabilities		8,699,247	9,700,688

Total liabilities		30,594,093	39,842,601

Equity	13
Issued capital		57,614,140	57,614,140
Reserves		60,612,088	62,574,774
Carrying value adjustments		(76,698,126)	(71,857,031)
Retained earnings		2,772,905	-
Equity attributable to equity holders of Ambev		44,301,007	48,331,883
Non-controlling interests		1,761,612	2,001,750
Total Equity		46,062,619	50,333,633

Total equity and liabilities		76,656,712	90,176,234

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim Consolidated Income Statements

For the six and three-month periods ended June 30, 2016 and 2015

(Expressed in thousands of Brazilian Reais)

		Six-month period ended:		Three-month period ended:
	Note	06/30/2016	06/30/2015	06/30/2016	06/30/2015

Net sales	15	21,942,302	20,678,795	10,377,204	9,910,002
Cost of sales		(7,854,921)	(7,388,458)	(3,894,605)	(3,774,650)
Gross profit		14,087,381	13,290,337	6,482,599	6,135,352

Distribution expenses		(2,972,943)	(2,698,706)	(1,457,812)	(1,308,463)
Sales and marketing expenses		(3,029,420)	(2,587,352)	(1,481,543)	(1,278,762)
Administrative expenses		(1,087,189)	(1,058,500)	(553,551)	(536,985)
Other operating income/(expenses), net	16	723,467	815,008	331,132	348,237
Exceptional items	17	(28,465)	(246,692)	(22,226)	(238,897)
Income from operations		7,692,831	7,514,095	3,298,599	3,120,482

Finance cost	18	(2,529,448)	(1,364,195)	(1,035,991)	(592,250)
Finance income	18	458,260	519,512	136,108	229,262
Net finance cost		(2,071,188)	(844,683)	(899,883)	(362,988)

Share of results of associates		7,837	4,993	388	2,584
Income before income tax		5,629,480	6,674,405	2,399,104	2,760,078

Income tax expense	19	(562,966)	(1,120,721)	(226,583)	(169,237)
Net income		5,066,514	5,553,684	2,172,521	2,590,841

Attributable to:
Equity holders of Ambev		4,813,019	5,319,319	2,046,154	2,508,656
Non-controlling interests		253,495	234,365	126,367	82,185

Basic earnings per share – common		0.31	0.34	0.13	0.16
Diluted earnings per share– common		0.30	0.34	0.13	0.16

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim Consolidated Statements of Comprehensive Income

For the six and three-month periods ended June 30, 2016 and 2015

(Expressed in thousands of Brazilian Reais)

	Six-month period ended:		Three-month period ended:
	06/30/2016	06/30/2015	06/30/2016	06/30/2015

Net income	5,066,514	5,553,684	2,172,521	2,590,841

Items that will not be reclassified to profit or loss:
Full recognition of actuarial gains/(losses)	1,152	1,336	579	489

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations (gains/(losses)
Investment hedge in foreign operations	(23,331)	(214,109)	(46,619)	118,080
Investment hedge - put option granted on subsidiary	712,346	(201,085)	352,457	458,043
Gains/losses on translation of other foreign operations	(4,624,929)	1,912,871	(2,674,730)	(1,195,136)
Gains/losses on translation of foreign operations	(3,935,914)	1,497,677	(2,368,892)	(619,013)

Cash flow hedge - gains/(losses)
Recognized in Equity (Hedge reserve)	(681,582)	533,873	(308,191)	19,273
Removed from Equity (Hedge reserve) and included in profit or loss	(518,640)	(351,504)	(243,725)	(218,531)
Total cash flow hedge	(1,200,222)	182,369	(551,916)	(199,258)

Other comprehensive income	(5,134,984)	1,681,382	(2,920,229)	(817,782)

Total comprehensive income	(68,470)	7,235,066	(747,708)	1,773,059

Attributable to:
Equity holders of Ambev	125,178	6,832,025	(621,253)	1,807,422
Non-controlling interest	(193,648)	403,041	(126,455)	(34,363)

The accompanying notes are an integral part of these interim consolidated financial statements. The interim consolidated statements of comprehensive income are presented net of income tax.

Interim Consolidated Statements of Changes in Equity

For the six-month period ended June 30, 2016

(Expressed in thousands of Brazilian Reais)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At January 1, 2016	57,614,140	54,373,451	8,201,323	-	(71,857,031)	48,331,883	2,001,750	50,333,633

Net Income	-	-	-	4,813,019	-	4,813,019	253,495	5,066,514

Comprehensive income:
Losses on translation of foreign operations	-	-	-	-	(3,486,740)	(3,486,740)	(449,174)	(3,935,914)
Cash flow hedges	-	-	-	-	(1,202,253)	(1,202,253)	2,031	(1,200,222)
Actuarial gains	-	-	-	-	1,152	1,152	-	1,152
Total Comprehensive income	-	-	-	4,813,019	(4,687,841)	125,178	(193,648)	(68,470)
Put option granted on subsidiary	-	-	-	-	(144,079)	(144,079)	-	(144,079)
Gains/(losses) of controlling interest´s share	-	-	-	-	(9,175)	(9,175)	53,674	44,499
Dividends distributed	-	-	-	(2,040,800)	-	(2,040,800)	(100,164)	(2,140,964)
Interest on shareholder´s equity	-	-	(2,039,171)	-	-	(2,039,171)	-	(2,039,171)
Acquired shares and result on treasury shares	-	88,335	-	-	-	88,335	-	88,335
Share-based payment	-	(11,850)	-	-	-	(11,850)	-	(11,850)
Prescribed dividends	-	-	-	686	-	686	-	686
At June 30, 2016	57,614,140	54,449,936	6,162,152	2,772,905	(76,698,126)	44,301,007	1,761,612	46,062,619

The accompanying notes are an integral part of these interim consolidated financial statements. The interim consolidated statements changes in equity are presented net of income tax.

Interim Consolidated Statements of Changes in Equity (continued)

For the six-month period ended June 30, 2015

(Expressed in thousands of Brazilian Reais)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At January 1, 2015	57,582,349	55,023,269	4,883,945	-	(75,267,969)	42,221,594	1,423,075	43,644,669

Net Income	-	-	-	5,319,319	-	5,319,319	234,365	5,553,684

Comprehensive income:
Gains on translation of foreign operations	-	-	-	-	1,329,031	1,329,031	168,646	1,497,677
Cash flow hedges	-	-	-	-	182,325	182,325	44	182,369
Actuarial gain/(losses)	-	-	-	-	1,350	1,350	(14)	1,336
Total Comprehensive income	-	-	-	5,319,319	1,512,706	6,832,025	403,041	7,235,066
Capital increase	31,791	(22,685)	-	-	-	9,106	-	9,106
Dividends distributed	-	-	-	-	-	-	(90,745)	(90,745)
Interest on shareholder´s equity	-	-	(1,979,854)	(2,513,517)	-	(4,493,371)	-	(4,493,371)
Acquired shares and result on treasury shares	-	(462,943)	-	-	-	(462,943)	-	(462,943)
Share-based payment	-	84,006	-	-	-	84,006	-	84,006
At June 30, 2015	57,614,140	54,621,647	2,904,091	2,805,802	(73,755,263)	44,190,417	1,735,371	45,925,788

The accompanying notes are an integral part of these interim consolidated financial statements. The interim consolidated statements changes in equity are presented net of income tax.

Interim Consolidated Cash Flow Statements

For the six and three-month periods ended June 30, 2016 and 2015

(Expressed in thousands of Brazilian Reais)

		Six-month period ended:		Three-month period ended:
	Note	06/30/2016	06/30/2015	06/30/2016	06/30/2015

Net income		5,066,514	5,553,684	2,172,521	2,590,841
Depreciation, amortization and impairment		1,747,666	1,435,449	883,831	763,924
Impairment losses on receivables and inventories		71,908	72,353	47,724	16,113
Additions in provisions and employee benefits		150,166	324,324	59,325	276,323
Net finance cost	18	2,071,188	844,683	899,883	362,988
Gain/(losses) on sale of property, plant and equipment and intangible assets		(28,170)	15,406	(25,256)	2,916
Gain on sale of operations in subsidiaries		-	(23,845)	-	(23,845)
Equity-settled share-based payment expense	20	85,549	88,054	47,591	42,160
Income tax expense	19	562,966	1,120,721	226,583	169,237
Share of result of associates		(7,837)	(4,993)	(388)	(2,584)
Other non-cash items included in the profit		(709,625)	(342,297)	(245,054)	(192,886)
Cash flow from operating activities before changes in working capital and use of provisions		9,010,325	9,083,539	4,066,760	4,005,187

Increase/(decrease) in trade and other receivables		638,122	204,258	(383,433)	30,038
Increase/(decrease) in inventories		(410,975)	(520,130)	272,567	224,742
Increase/(decrease) in trade and other payables		(4,506,477)	(605,542)	(1,483,097)	83,046
Cash generated from operations		4,730,995	8,162,125	2,472,797	4,343,013

Interest paid		(464,309)	(331,709)	(318,534)	(96,552)
Interest received		407,902	593,539	363,253	79,544
Dividends received		25,101	12,456	5,277	9,456
Income tax paid		(4,832,630)	(1,332,105)	(440,916)	(463,349)
Cash flow from operating activities		(132,941)	7,104,306	2,081,877	3,872,112

Proceeds from sale of property, plant and equipment and intangible assets		48,780	17,152	33,201	10,429
Proceeds from sale of subsidiaries operations		-	88,077	-	88,077
Acquisition of property, plant and equipment and intangible assets		(1,858,539)	(1,906,618)	(1,151,255)	(1,187,161)
Acquisition of subsidiaries, net of cash acquired		(1,832,871)	(244,044)	(137,743)	(195,958)
Acquisition of other investments		-	(109,194)	-	(9,194)
Investment in short term debt securities and net proceeds/(acquisition) of debt securities		(39,490)	(90,770)	(61,451)	252,159
Net proceeds/(acquisition) of other assets		104	1,766	17	1,725
Cash flow from investing activities		(3,682,016)	(2,243,631)	(1,317,231)	(1,039,923)

Capital increase	13	-	9,873	-	2,930
Repurchase of treasury shares		(4,541)	(454,666)	(5,005)	(404,399)
Proceeds from borrowings		903,223	3,900,871	130,107	21,681
Repayment of borrowings		(535,530)	(4,990,858)	(308,008)	(147,777)
Cash net of finance costs other than interests		(1,936,963)	(426,126)	(794,192)	(576,038)
Payment of finance lease liabilities		(1,557)	(1,384)	(750)	(854)
Dividends and Interest on shareholder´s equity paid		(2,186,030)	(6,589,565)	(86,381)	(1,627,753)
Cash flow from financing activities		(3,761,398)	(8,551,855)	(1,064,229)	(2,732,210)

Net increase/(decrease) in cash and cash equivalents		(7,576,355)	(3,691,180)	(299,583)	99,979
Cash and cash equivalents less bank overdrafts at beginning of year (i)		13,617,622	9,622,978	6,007,322	6,779,730
Effect of exchange rate fluctuations		(488,974)	775,760	(155,446)	(172,151)
Cash and cash equivalents less bank overdrafts at end of year (i)		5,552,293	6,707,558	5,552,293	6,707,558

 (i) Net of bank overdrafts.

The accompanying notes are an integral part of these interim consolidated financial statements.

Notes to the interim consolidated financial statements:

1.	Corporate information
2.	Statement of compliance
3.	Summary of significant accounting practices
4.	Use of estimates and judgments
5.	Cash and cash equivalents
6.	Investment securities
7.	Inventories
8.	Deferred income tax and social contribution
9.	Property, plant and equipment
10.	Goodwill
11.	Interest-bearing loans and borrowings
12.	Provisions
13.	Changes in equity
14.	Segment reporting
15.	Net Sales
16.	Other operating income/(expenses)
17.	Exceptional items
18.	Finance cost and income
19.	Income tax and social contribution
20.	Share-based payments
21.	Financial instruments and risks
22.	Collateral and contractual commitments, advances from customers and other
23.	Contingencies
24.	Acquisition of subsidiaries
25.	Non-cash items
26.	Related parties
27.	Events after the reporting period

1. CORPORATE INFORMATION

(a)    Description of business

Ambev S.A. (referred to as the “Company” or “Ambev S.A.”), headquartered in São Paulo, Brazil, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, by participating either directly or indirectly in other Brazilian-domiciled companies and elsewhere in the Americas.

The Company’s shares and ADRs (American Depositary Receipts) are listed on the Stock Exchange and Mercantile & Futures Exchange (BM&FBOVESPA S.A.) as “ABEV3” and on the New York Stock Exchange (NYSE) as “ABEV”.

The Company’s direct controlling shareholders are Interbrew International B.V. (“IIBV”), AmBrew S.A. (“Ambrew”), both subsidiaries of Anheuser-Busch InBev N.V/S.A. (“ABI”) and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação Zerrenner”).

The interim financial statements were approved by the Board of Directors on July 27, 2016.

(b)   Major corporate events in 2015 and 2016:

On May, 2016, Ambev S.A. and its controlling shareholder Anheuser-Busch InBev SA/NV (“AB InBev”) had entered into an agreement pursuant to which the Company has agreed to transfer its business in Colombia, Peru and Ecuador to AB InBev, in exchange for which AB InBev has agreed to transfer the current SABMiller’s Panamanian business (“SABMiller”) to the Company (“Transaction”). The consummation of the Transaction are conditional on the prior implementation of the proposed combination of SABMiller and AB InBev’s activities announced on November 11st, 2015, in addition to other customary closing conditions.

On January, 2016, the Company, through its wholly-onwed subsidiary Labatt Breweries, in Canada, acquired the company Archibald Microbrasserie, known for its local beers and seasonal specialties. Furthermore, in Brazil, closed a transaction through which holds control of the company Sucos do Bem, which has a range of juices, teas and cereal bars. The acquisition amounts were approximately R$66 million and R$89 million, respectively.

On January, 2016, Ambev S.A. through its wholly-onwed subsidiaries, CRBS S.A. and Ambev Luxembourg, closed a transaction which acquired the rights to a range of primarily spiritbased beers and ciders from Mark Anthony Group, by R$1.4 billion.

During 2015 the Company, through its subsidiaries, effected the purchase of companies like Wals (“Tropical Juice”), Colorado (“Beertech Bebidas”), Bogota Beer Company (“BBC”), Cervecería BBC SAS (“Cerveceria BBC”), Mill Street Brewery (“Mill St. Brewery”) and Banks Holdings Limited (“BHL”). Along with Whirpool has initiated the setting-up of the one joint venture, named B. Blend, being the first platform beverages in capsules all-in-one of the world.

The main acquisitions details are disclosed in Note 24 - Acquisitions of subsidiaries.

2. STATEMENT OF COMPLIANCE

The interim consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The information does not meet all disclosure requirements for the presentation of full annual financial statements and thus should be read in conjunction with the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2015. To avoid duplication of disclosures which are included in the annual financial statements, the following notes were not subject to full filling:

(a) Summary of significant accounting policies (Note 3);

(b) Payroll and related benefits (Note 9);

(c) Additional information on operating expenses by nature (Note 10);

(d) Intangible assets (Note 15);

(e) Trade receivables (Note 19);

(f) Changes in equity (Note 21);

(g) Interest-bearing loans and borrowings (Note 22);

(h) Employee benefits (Note 23);

(i) Trade payables (Note 25);

(j) Operating leases (Note 28);

(k) Contingencies (Note 30);

(l) Group Companies (Note 33);

(m) Insurance (Note 34).

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

There were no significant changes in accounting policies and calculation methods used for the interim financial statements as of June 30, 2016  in relation to those presented in the financial statements for the year ended December 31, 2015.

(a)   Basis of preparation and measurement

The interim financial statements are presented in thousands of Brazilian Reais (“R$”), unless otherwise indicated, rounded to the nearest thousand indicated. Depending on the applicable IFRS requirement, the measurement basis used in preparing the financial statements is historical cost, net realizable value, fair value or recoverable amount. Whenever IFRS provides an option between cost of acquisition and another measurement basis (e.g., systematic re-measurement), the cost of acquisition approach is applied.

(b)   Recently issued IFRS

The reporting standards below were published and are mandatory for future annual reporting periods. There were no early adoption of standards and amendments to standards however the Company is in the evaluation phase of the revised standards and does not expect significant impacts.

IFRS 9 Financial Instruments:

The IFRS 9, which will replace IAS 39, introduces new requirements for classification, measurement and write-off of financial assets and liabilities. In this new standard the basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial instruments. Also introduces a new hedge accounting model and impairment test for financial instruments. IASB issued IFRS 9, which will be effective for annual periods beginning on or after January 1st, 2018, with early adoption permitted.

IFRS 15 Revenue from Contracts with Customers:

IFRS 15 requires revenue recognition to depict the transfer of goods or services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services. IASB issued IFRS 15, which will be effective for annual periods beginning on or after January 1st, 2018, with earlier adoption permitted.

IFRS 16 – Leases:

The IFRS 16, which supersedes IAS 17, introduces a new accounting recognition for the lessee and will require the recognition of the right to use and a lease liability for all leases with a term of more than twelve months, with rare exceptions. IASB issued IFRS 16, which will be effective for annual periods beginning on or after January 1st, 2019, with earlier adoption permitted.

Other standards, interpretations and amendments to standards

Other new standards, amendments and interpretations mandatory to the financial statements for annual periods beginning after January 1st, 2016 were not listed above because of either their non-applicability to or their immateriality to Ambev S.A.’s consolidated financial statements.

4. USE OF ESTIMATES AND JUDGMENTS

The preparation of interim financial statements in conformity with IFRS requires Management to make judgments, estimates and assumptions that affect the application of accounting practices and the reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on past experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for decision making regarding the judgments about carrying amounts of assets and liabilities that are not readily evident from other sources. Actual results may differ from these estimates.

The estimates and assumptions are reviewed on a regular basis. Changes in accounting estimates may affect the period in which they are realized, or future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, the Company believes that the following accounting practices reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results:

(i) predecessor basis of accounting;

(ii) business combinations;

(iii) impairment;

(iv) provisions;

(v) share-based payments;

(vi) employee benefits;

(vii) current and deferred tax;

(viii) joint arrangements; and

(ix) measurement of financial instruments, including derivatives.

5. CASH AND CASH EQUIVALENTS

	06/30/2016	12/31/2015
Cash	99,659	457,176
Current bank accounts	1,844,501	4,628,116
Short term bank deposits (i)	3,785,495	8,534,869
Cash and cash equivalents	5,729,655	13,620,161

Bank overdrafts	(177,362)	(2,539)
Cash and cash equivalents less bank overdraft	5,552,293	13,617,622

(i) The balance refers mostly to Bank Deposit Certificates - CDB, high liquidity, which are readily convertible into known amounts of cash and which are subject to an insignificant risk of change in value.

6. INVESTMENT SECURITIES

	06/30/2016	12/31/2015

Financial asset at fair value through profit or loss-held for trading	263,893	215,106
Current investments securities	263,893	215,106

Debt held-to-maturity	87,790	118,628
Non-current investments securities	87,790	118,628

Total	351,683	333,734

7. INVENTORIES

	06/30/2016	12/31/2015

Finished goods	1,753,703	1,572,536
Work in progress	354,983	304,726
Raw material	1,857,869	1,857,351
Consumables	61,402	50,542
Spare parts and other	403,515	420,435
Prepayments	80,727	239,357
Impairment losses	(108,249)	(106,775)
	4,403,950	4,338,172

Losses on inventories recognized in the income statement amounted to R$31,730 in the period of six-months ended in June 30, 2016 (R$16,053 in the period of six-months ended in June 30, 2015).

8. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Deferred taxes for income tax and social contribution taxes are calculated on tax losses, the negative tax basis of social contributions and the temporary differences between the tax bases and the carrying amount in the interim financial statement of assets and liabilities. The rates of these taxes in Brazil, currently set for the determination of deferred taxes, are 25% for income tax and 9% for social contribution. For the other regions, with operational activity, applied rates, are as follow:

Central America and the Caribbean	from 23% to 31%
Latin America	from 14% to 35%
Canada	26%

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available to be used to offset temporary differences / loss carry forwards based on projections of future results prepared and based on internal assumptions and future economic scenarios which may therefore change.

The amount of deferred income tax and social contribution by type of temporary difference is detailed as follows:

	06/30/2016			12/31/2015
	Assets	Liabilities	Net	Assets	Liabilities	Net
Investment securities	9,121	-	9,121	9,058	-	9,058
Intangible assets	2,274	(736,576)	(734,302)	5,827	(774,637)	(768,810)
Employee benefits	408,418	-	408,418	570,259	-	570,259
Trade payables - exchange rate	1,033,714	(460,057)	573,657	2,138,413	(357,108)	1,781,305
Trade receivable	39,387	-	39,387	38,474	-	38,474
Derivatives	76,801	(57,298)	19,503	59,323	(131,733)	(72,410)
Interest-bearing loans and borrowings	-	(563)	(563)	-	(685)	(685)
Inventories	172,515	(16,881)	155,634	223,465	(66,444)	157,021
Property, plant and equipment	38,481	(745,429)	(706,948)	-	(737,271)	(737,271)
Withholding tax over undistributed profits	-	(976,501)	(976,501)	-	(1,027,638)	(1,027,638)
Interest on shareholder´s equity	456,053	-	456,053	-	-	-
Loss carryforwards	1,379,904	-	1,379,904	308,380	-	308,380
Provisions	242,025	(60,985)	181,040	251,247	(31,995)	219,252
Complement of income tax of foreign subsidiaries due in Brazil	-	(31,334)	(31,334)	-	-	-
Other items	-	(250,144)	(250,144)	-	(200,618)	(200,618)
Gross deferred tax assets / (liabilities)	3,858,693	(3,335,768)	522,925	3,604,446	(3,328,129)	276,317
Netting by taxable entity	(1,131,011)	1,131,011	-	(854,594)	854,594	-
Net deferred tax assets / (liabilities)	2,727,682	(2,204,757)	522,925	2,749,852	(2,473,535)	276,317

The Company only offsets the balances of deferred income tax and social contribution assets against liabilities when they are within the same entity and are expected to be realized in the same period.

Tax losses and negative bases of social contribution and temporary deductible differences in Brazil, on which the deferred income tax and social contribution were calculated, have no expiry date.

At June 30, 2016 the assets and liabilities deferred taxes related to combined tax losses has an expected utilization/settlement by temporary differences as follows:

	06/30/2016
Deferred taxes not related to tax losses	to be realized until 12 months	to be realized after 12 months	Total

Investment securities	-	9,121	9,121
Intangible assets	-	(734,302)	(734,302)
Employee benefits	14,020	394,398	408,418
Trade payables - exchange rate	755,543	(181,886)	573,657
Trade receivable	38,644	743	39,387
Derivatives	-	19,503	19,503
Interest-bearing loans and borrowings	-	(563)	(563)
Inventories	155,634	-	155,634
Property, plant and equipment	(74,858)	(632,090)	(706,948)
Withholding tax over undistributed profits	-	(976,501)	(976,501)
Interest on shareholder´s equity	456,053	-	456,053
Complement of income tax of foreign subsidiaries due in Brazil	(31,334)	-	(31,334)
Provisions	44,628	136,412	181,040
Other items	(20,063)	(230,081)	(250,144)
	1,338,267	(2,195,246)	(856,979)

Deferred tax related to tax losses	06/30/2016	12/31/2015
2016	1,220,309	18,049
2017	26,301	25,504
2018	23,219	21,400
2019	28,427	26,200
Apart from 2020 (i)	81,648	217,227
	1,379,904	308,380

(i) There is no expected realization that exceed the period of 10 years.

As at June 30, 2016, deferred tax assets in the amount of R$777,790 (R$902,053 as at December 31, 2015) related to tax losses from previous periods and temporary differences of subsidiaries abroad were not recorded as the realization is not probable.

The expiration term of these assets is five years on average and the tax losses carried forward in relation to them are equivalent to R$3,174,665 in June 30, 2016 (R$4,103,602 in December 31, 2015).

The net change in deferred income tax and social contribution is detailed as follows:

At December 31, 2015	276,317
Investment hedge	(12,019)
Investment hedge - put option granted on subsidiary	(366,966)
Cash flow hedge - gains/(losses)	587,896
Gains/(losses) on translation of other foreign operations	(571,738)
Recognized in other comprehensive income	(362,827)
Recognized in income statement	609,435
Balance at June 30, 2016	522,925

9. PROPERTY, PLANT AND EQUIPMENT

	06/30/2016					12/31/2015
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	7,718,322	22,369,559	4,465,058	2,132,647	36,685,586	30,377,735
Effect of movements in foreign exchange	(467,395)	(1,454,610)	(410,674)	(194,982)	(2,527,661)	2,059,121
Acquisitions through business combinations	190,479	222,358	54,443	(891)	466,389	123,468
Sale through business combinations	-	-	-	-	-	(145,869)
Acquisitions	6,772	370,083	174,697	1,256,871	1,808,423	5,291,085
Disposals	(5,256)	(272,570)	(60,541)	(1,981)	(340,348)	(833,138)
Transfer to other asset categories	532,653	639,388	343,271	(1,616,928)	(101,616)	(186,704)
Others	-	-	-	-	-	(112)
Balance at end	7,975,575	21,874,208	4,566,254	1,574,736	35,990,773	36,685,586

Depreciation and Impairment
Balance at end of previous year	(2,243,997)	(12,562,469)	(2,739,033)	-	(17,545,499)	(14,637,677)
Foreign exchange effects	99,072	783,681	224,321	-	1,107,074	(1,066,722)
Disposals through business combinations	-	-	-	-	-	91,561
Depreciation	(137,498)	(1,064,625)	(337,604)	-	(1,539,727)	(2,717,750)
Impairment losses	-	(53,636)	(4)	-	(53,640)	(110,618)
Disposals	873	241,598	57,568	-	300,039	762,474
Transfer to other asset categories	(1)	(2,965)	3,870	-	904	117,593
Others	-	-	-	-	-	15,640
Balance at end	(2,281,551)	(12,658,416)	(2,790,882)	-	(17,730,849)	(17,545,499)
Carrying amount:
December 31, 2015	5,474,325	9,807,090	1,726,025	2,132,647	19,140,087	19,140,087
June 30, 2016	5,694,024	9,215,792	1,775,372	1,574,736	18,259,924

Leases, capitalizes interests and fixed assets provided as security are not material.

10. GOODWILL

	06/30/2016	12/31/2015

Balance at end of previous year	30,953,066	27,502,944
Effect of movements in foreign exchange	(2,224,255)	2,858,515
Acquisitions through business combinations (i)	915,292	591,607
Balance at the end of year	29,644,103	30,953,066

(i) It refers mainly to the acquisition of Mark Anthony, as presented in Note 24 - Acquisitions of subsidiaries.

The carrying amount of goodwill was allocated to the different cash-generating units as follows:

	Functional currency	06/30/2016	12/31/2015
LAN:
Brazil	BRL	17,456,811	17,414,848
Goodwill		102,699,444	102,657,481
Non-controlling transactions		(85,242,633)	(85,242,633)
Dominican Republic	DOP	3,117,260	3,838,899
Cuba (ii)	USD	3,579	4,354

LAS:
Argentina	ARS	541,896	756,309
Bolivia	BOB	1,135,374	1,381,210
Chile	CLP	42,442	48,293
Colombia	COP	147,140	165,850
Ecuador	USD	5,084	6,018
Paraguay	PYG	767,112	898,550
Peru	PEN	54,402	63,545
Uruguay	UYU	155,838	193,372

NA:
Canada	CAD	6,217,165	6,181,818
		29,644,103	30,953,066

(ii) The functional currency of Cuba, the Cuban convertible peso (CUC), has a fixed parity with the dollar (USD) at balance sheet date.

11. INTEREST-BEARING LOANS AND BORROWINGS

	06/30/2016	12/31/2015

Secured bank loans	895,849	320,004
Unsecured bank loans	738,344	925,859
Other unsecured loans	29,909	34,275
Financial leasing	1,012	2,435
Current liabilities	1,665,114	1,282,573

Secured bank loans	593,853	672,596
Unsecured bank loans	856,481	1,076,008
Debentures and unsecured bond issues	390,049	374,372
Other unsecured loans	103,035	163,485
Financial leasing	24,792	30,442
Non-current liabilities	1,968,210	2,316,903

Additional information regarding the exposure of the Company to the risks of interest rate and foreign currency are disclosed on Note 21 – Financial instruments and risks.

The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and tied to different interest rates.

Contract clauses (covenants)

The Company's loans have equal rights to payment without subordination clauses. Except for the credit lines due to FINAME contracted by the Company with BNDES, in which collateral was provided on assets acquired with the credit granted which serve as collateral; other loans and financing contracted by the Company provide only guarantees as collateral of other companies of the group. The loan contracts contain financial covenants, such as: guarantee of the existence of the Company; maintenance, in use or in good condition for the business of the Company's properties; limitation to perform transactions of acquisition, merger, sale or disposal of its assets; disclosure of financial statements and balance sheets.

As of June 30, 2016, the Company was in compliance with all its contractual obligations for its loans and financings.

12. PROVISIONS

(a) Provision changes

	Balance as of December 31, 2015	Effect of changes in foreign exchange rates	Additions	Provisions used and reversed	Balance as of June 30, 2016

Restructuring	10,039	(1,025)	-	(1,342)	7,672

Contingencies
Civil	31,530	(2,510)	46,767	(26,376)	49,411
Taxes on sales	38,372	(72)	264,357	(273,196)	29,461
Income tax	184,089	437	8,707	(59,712)	133,521
Labor	179,761	(5,003)	85,230	(82,543)	177,445
Others	178,882	(26,978)	43,709	(39,225)	156,388
Total	612,634	(34,126)	448,770	(481,052)	546,226

Total provisions	622,673	(35,151)	448,770	(482,394)	553,898

(b)   Disbursement expectative

	Balance as of June 30, 2016	1 year or less	1-2 years	2-5 years	Over 5 years

Restructuring	7,672	6,903	769	-	-

Contingencies
Civil	49,411	5,249	38,280	5,152	730
Taxes on sales	29,461	9,410	17,855	257	1,939
Income tax	133,521	30,581	17,657	85,283	-
Labor	177,445	40,635	69,219	54,789	12,802
Others	156,388	25,708	92,417	32,640	5,623
Total	546,226	111,583	235,428	178,121	21,094

Total provisions	553,898	118,486	236,197	178,121	21,094

The expected settlement of provisions was based on management’s best estimate at the balance sheet date.

Main lawsuits with probable likelihood of loss:

(a) Sales taxes

In Brazil, the Company and its subsidiaries are involved in several administrative and judicial proceedings related to ICMS, IPI, PIS and COFINS taxes. Such proceedings include, among others, tax offsets, credits and judicial injunctions exempting tax payment.

(b) Labor

The Company and its subsidiaries are involved in labor proceedings with former employees or former employees of service providers. The main issues involve overtime and related effects and respective charges.

(c) Other lawsuits

The Company is involved in several lawsuits brought by former distributors, which are mostly claiming damages resulting from the termination of their contracts.

The processes with possible probabilities are disclosed in Note 21 – Contingencies.

13. CHANGES IN EQUITY

(a) Capital stock

	06/30/2016		06/30/2015
	Thousands of common shares	Thousands of Real	Thousands of common shares	Thousands of Real
Beginning balance as per statutory books	15,717,615	57,614,140	15,712,619	57,582,349
Share issued	-	-	4,996	31,791
	15,717,615	57,614,140	15,717,615	57,614,140

(b) Capital reserves

	Capital Reserves
	Treasury shares	Share Premium	Other capital reserves	Share-based Payments	Total

At January 1, 2016	(1,003,508)	53,662,811	700,898	1,013,250	54,373,451
Acquiree shares and result on treasury shares	88,335	-	-	-	88,335
Share-based payments	-	-	-	(11,850)	(11,850)
At June 30, 2016	(915,173)	53,662,811	700,898	1,001,400	54,449,936

	Capital Reserves
	Treasury shares	Share Premium	Others capital reserves	Share-based Payments	Total
At January 1, 2015	(172,761)	53,662,811	700,898	832,321	55,023,269
Capital Increase	(13,757)	-	-	(8,928)	(22,685)
Acquiree shares and result on treasury shares	(462,943)	-	-	-	(462,943)
Share-based payments	-	-	-	84,006	84,006
At June 30, 2015	(649,461)	53,662,811	700,898	907,399	54,621,647

(b.1) Treasury shares

The treasury shares comprise own issued shares reacquired by the Company and the result on treasury shares that refers to gains and losses related to share-based payments transactions and others.

Follows the changes of treasury shares:

	06/30/2016
	Acquire /realization shares		Result on Treasure Shares	Total Treasure Shares
	Thousands shares	Thousands Brazilian Real	Thousands shares	Thousands Brazilian Real
Beginning balance	32,521	(617,407)	(386,101)	(1,003,508)
Changes during the year	(13,395)	254,898	(166,563)	88,335
At the end of the year	19,126	(362,509)	(552,664)	(915,173)

(b.2) Share premium

The share premium refers to the difference between subscription price that the shareholders paid for the shares and theirs nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, redeem, reimburse or repurchase shares.

(b.3) Share-based payment

There are different share-based payment programs and stock option plans which allow the senior management from Ambev S.A. economic group to receive or acquire shares of the Company.

The share-based payment reserve recorded a charge of R$85,549 at June 30, 2016 (R$88,054 at June 30, 2015) (Note 20 – Share-based payments).

(c) Net income reserves

	Net income reserves
	Investment reserve	Statutory reserve	Fiscal incentive	Interest on capital and dividends proposed	Total

At January 1, 2016	2,141,424	4,456	4,016,272	2,039,171	8,201,323
Interest on shareholder´s equity	-	-	-	(2,039,171)	(2,039,171)
At June 30, 2016	2,141,424	4,456	4,016,272	-	6,162,152

	Net income reserves
	Investment reserve	Statutory reserve	Fiscal incentive	Interest on capital and dividends proposed	Total

At January 1, 2015	498,485	4,456	2,872,633	1,508,371	4,883,945
Interest on shareholder´s equity	(471,483)	-	-	(1,508,371)	(1,979,854)
At June 30, 2015	27,002	4,456	2,872,633	-	2,904,091

(c.1) Investments reserve

From net income after deductions applicable, will be aimed no more than 60% (sixty per cent) to investment reserve in order to support future investments.

(c.2) Statutory reserve

From net income, 5% will be applied before any other allocation, to the statutory reserve, which  cannot exceed 20% of capital stock. The Company is not required to supplement the statutory reserve in the year when the balance of this reserve, plus the amount of capital reserves, exceeds 30% of the capital stock.

The statutory reserve is to preserve capital resources and can only be used to offset losses or increase capital.

(c.3) Tax incentives

The Company has tax incentives framed in certain state and federal industrial development programs in the form of financing, deferred payment of taxes or partial reductions of the amount due. These state programs aim to promote the expansion of employment generation, regional decentralization, complement and diversify the industrial base of the States. In these states, the grace periods, enjoyment and reductions are permitted under the tax law.

The portion of the expected income for the period relating to tax incentives, which will be used for the net income reserve at the close of the period ended December 31, 2016, and are therefore not available as a basis for distribution of dividends, is composed of:

	06/30/2016	06/30/2015
ICMS (Brazilian State value added)	724,082	514,570
Income tax	101,451	89,888
	825,533	604,458

(c.4) Interest on shareholders’ equity / Dividends

Brazilian companies are permitted to distribute interest attributed to shareholders’ equity calculated based on the long-term interest rate (TJLP), such interest being tax-deductible, in accordance with the applicable law and, when distributed, may be considered part of the minimum mandatory dividends.

As determined by its By-laws, the Company is required to distribute to its shareholders, as a minimum mandatory dividend in respect of each fiscal year ending on December 31, an amount not less than 40% of its net income determined under Brazilian law, as adjusted in accordance with applicable law, unless payment of such amount would be incompatible with Ambev S.A.’s financial situation. The minimum mandatory dividend includes amounts paid as interest on shareholder’s equity.

Events during six-month period ended June 30, 2016:

Event	Approval	Type	Date of payment	Year	Type of share	Amount per share	Total amount
Board of Directors Meeting	01/15/2016	Interest on shareholder´s equity	02/29/2016	2015	ON	0.1300	2,039,171
Board of Directors Meeting	06/24/2016	Dividends	07/29/2016	2016	ON	0.1300	2,040,800
							4,079,971

Events during six-month period ended June 30, 2015:

Event	Approval	Type	Date of payment	Year	Type of share	Amount per share	Total amount
Board of Directors Meeting	02/23/2015	Interest on shareholder´s equity	03/31/2015	2014	ON	0.0300	471,483	(i)
Board of Directors Meeting	02/23/2015	Interest on shareholder´s equity	03/31/2015	2015	ON	0.0600	942,966
Board of Directors Meeting	05/13/2015	Interest on shareholder´s equity	06/29/2015	2015	ON	0.1000	1,570,551
							2,985,000

(i) These dividends refer to the total amount approved for distribution in the period, and were accrued in investments reserves.

(d) Carrying value adjustments

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ losses	Put option granted on subsidiary	Gains/losses of non-controlling interest´s share	Business combination	Accounting adjustments for transactions between shareholders	Total
At January 1, 2016	3,472,291	932,109	(1,131,499)	(2,246,679)	2,123,565	156,091	(75,162,909)	(71,857,031)
Comprehensive income:
Gains/(losses) on translation of foreign operations	(3,486,740)	-	-	-	-	-	-	(3,486,740)
Cash flow hedges	-	(1,202,253)	-	-	-	-	-	(1,202,253)
Actuarial gains / (losses)	-	-	1,152	-	-	-	-	1,152
Total Comprehensive income	(3,486,740)	(1,202,253)	1,152	-	-	-	-	(4,687,841)
Put option granted on subsidiary	-	-	-	(144,079)	-	-	-	(144,079)
Gains / (losses) of controlling interest´s share	-	-	-	-	(9,175)	-	-	(9,175)
At June 30, 2016	(14,449)	(270,144)	(1,130,347)	(2,390,758)	2,114,390	156,091	(75,162,909)	(76,698,126)

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ losses	Put option granted on subsidiary	Gains/losses of non-controlling interest´s share	Business combination	Accounting adjustments for transactions between shareholders	Total
At January 1, 2015	453,357	265,957	(1,109,129)	(2,057,281)	2,110,064	156,091	(75,087,028)	(75,267,969)
Comprehensive income:
Gains/(losses) on translation of foreign operations	1,330,225	-	-	-	-	-	(1,194)	1,329,031
Cash flow hedges	-	182,325	-	-	-	-	-	182,325
Actuarial gain	-	-	1,350	-	-	-	-	1,350
Total Comprehensive income	1,330,225	182,325	1,350	-	-	-	(1,194)	1,512,706
At June 30, 2015	1,783,582	448,282	(1,107,779)	(2,057,281)	2,110,064	156,091	(75,088,222)	(73,755,263)

The carrying value adjustments amounts are presented net of income tax.

(d.1) Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the interim financial statements with a functional currency different from the Real.

The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment hedges in conformity with IAS 39 Financial Instruments: Recognition and Measurement hedge accounting rules.

(d.2) Cash flow hedge reserves

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss (For additional information, see Note 21 – Financial instruments and risks).

(d.3) Actuarial gains and losses

The actuarial gains and losses include expectations with regards to the future pension plans obligations. Consequently, the results of actuarial gains and losses are recognized on a timely basis considering best estimate obtained by Management. Accordingly, the Company recognizes on a monthly basis the results of these estimated actuarial gains and losses according to the expectations presented based on an independent actuarial report.

(d.4) Put option granted on subsidiary

As part of the shareholders agreement between the Ambev S.A. and ELJ, an option to sell (“put”) and to purchase (“call”) was issued, which may result in an acquisition by Ambev S.A. of the remaining shares of CND, for a value based  on EBITDA from operations,  the “put” exercisable annually until 2019 and the “call” from 2019. On June 30, 2016 the put option held by ELJ is valued at R$4,785,671 and the liability categorized as “Level 3”, as the Note 21 (b) and in accordance with the IFRS 3. No value has been assigned to the call option held by the Company. The fair value of this consideration deferred was calculated by using standard valuation techniques (present value of the principal amount and future interest rates, discounted by the market rate). The criteria used are based on market information and from reliable sources and they are revaluated on an annual basis at the same moment that the Company applies the impairment test. The changes in this option are presented as Note 21 – Financial instruments and risks.

As part of the agreement to acquire the remaining shares of the company Sucos do Bem agreement, corresponding to 34%, the Company has a call option determined by gross revenue of its products and exercisable from 2019. On June 30, 2016 the option is valued at R$122,895.

As part of the acquisition agreement of all shares of the company Tropical Juice, the Company has a call option exercisable from 2018. On June 30, 2016 the option is valued at R$23,380.

(d.5) Accounting for acquisition of non-controlling interests

In transactions with non-controlling interests of the same business, even when performed at arm's length terms, that present valid economic grounds and reflect normal market conditions, will be consolidated by the applicable accounting standards as occurred within the same accounting entity.

As determined by IAS 27 – Consolidated and Separate Financial Statements, in paragraph 30 and 31, any difference between the amount paid (fair value) for the acquisition of non-controlling interests and are related to carrying amount of such non-controlling interest shall be recognized directly in controlling shareholders’ equity. The acquisition of non-controlling interest related to Old Ambev, the above mentioned adjustment was recognized in the Carrying value adjustments if applicable.

14. SEGMENT REPORTING

Segment information is presented in thousands of Brazilian Reais (R$).

(a)      Reportable segments – six-month periods ended in:

	Latin America - north (i)		Latin America - south (ii)		Canada		Consolidated
	06/30/2016	06/30/2015	06/30/2016	06/30/2015	06/30/2016	06/30/2015	06/30/2016	06/30/2015

Net sales	13,809,447	13,323,971	4,787,291	4,782,442	3,345,564	2,572,382	21,942,302	20,678,795
Cost of sales	(4,989,291)	(4,691,801)	(1,772,338)	(1,876,584)	(1,093,292)	(820,073)	(7,854,921)	(7,388,458)
Gross profit	8,820,156	8,632,170	3,014,953	2,905,858	2,252,272	1,752,309	14,087,381	13,290,337
Distribution expenses	(1,897,108)	(1,742,944)	(473,741)	(447,842)	(602,094)	(507,920)	(2,972,943)	(2,698,706)
Sales and marketing expenses	(1,826,546)	(1,625,751)	(648,137)	(559,303)	(554,737)	(402,298)	(3,029,420)	(2,587,352)
Administrative expenses	(734,045)	(722,272)	(200,097)	(215,410)	(153,047)	(120,818)	(1,087,189)	(1,058,500)
Other operating income/(expenses)	779,064	814,980	(43,385)	(2,073)	(12,212)	2,101	723,467	815,008
Exceptional items	(11,958)	(231,875)	(8,508)	(14,817)	(7,999)	-	(28,465)	(246,692)
Income from operations (EBIT)	5,129,563	5,124,308	1,641,085	1,666,413	922,183	723,374	7,692,831	7,514,095
Net finance cost	(2,058,172)	(775,476)	(245,268)	(281,540)	232,252	212,333	(2,071,188)	(844,683)
Share of result of associates	6,879	5,111	-	-	958	(118)	7,837	4,993
Income before income tax	3,078,270	4,353,943	1,395,817	1,384,873	1,155,393	935,589	5,629,480	6,674,405
Income tax expense	49,304	(464,662)	(366,243)	(409,939)	(246,027)	(246,120)	(562,966)	(1,120,721)
Net income	3,127,574	3,889,281	1,029,574	974,934	909,366	689,469	5,066,514	5,553,684

Normalized EBITDA(iii)	6,430,953	6,423,072	2,000,636	1,960,607	1,037,378	812,576	9,468,967	9,196,255
Exceptional items	(11,958)	(231,875)	(8,508)	(14,817)	(7,999)	-	(28,465)	(246,692)
Depreciation, amortization and impairment excluding exceptional items	(1,289,432)	(1,066,889)	(351,043)	(279,377)	(107,196)	(89,202)	(1,747,671)	(1,435,468)
Net finance costs	(2,058,172)	(775,476)	(245,268)	(281,540)	232,252	212,333	(2,071,188)	(844,683)
Share of results of associates	6,879	5,111	-	-	958	(118)	7,837	4,993
Income tax expense	49,304	(464,662)	(366,243)	(409,939)	(246,027)	(246,120)	(562,966)	(1,120,721)
Net income	3,127,574	3,889,281	1,029,574	974,934	909,366	689,469	5,066,514	5,553,684

Normalized EBITDA margin in %	46.6%	48.2%	41.8%	41.0%	31.0%	31.6%	43.2%	44.5%

Acquisition of property, plant and equipment	1,081,683	1,451,866	592,910	478,937	137,548	90,441	1,812,141	2,021,244
Additions to / (reversals of) provisions	296,683	89,999	5,857	17,444	(60,322)	-	242,218	107,443

	06/30/2016	12/31/2015	06/30/2016	12/31/2015	06/30/2016	12/31/2015	06/30/2016	12/31/2015
Segment assets	48,206,186	47,282,239	10,409,342	12,757,718	9,756,370	9,264,616	68,371,898	69,304,573
Intersegment elimination							(4,586,154)	(1,996,366)
Non-segmented assets							12,870,968	22,868,027
Total assets							76,656,712	90,176,234

Segment liabilities	17,998,467	20,998,656	5,804,162	5,093,900	3,408,149	3,608,612	27,210,778	29,701,168
Intersegment elimination							(4,586,154)	(1,996,366)
Non-segmented liabilities							54,032,088	62,471,432
Total liabilities							76,656,712	90,176,234

(i) Latin America – North: includes operations in Brazil and CAC (El Salvador, Guatemala, Nicaragua, Dominican Republic, Saint Vincent, Dominica, Antiqua, Cuba and Barbados).

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Colombia, Paraguay, Uruguay, Ecuador and Peru.

(iii) Normalized EBITDA is calculated excluding of the net income the following effects: (i) Non-controlling interests, (ii) Income tax expense, (iii) Share of results of associates, (iv) Net finance result, (v) Exceptional items, and (vi) Depreciation and amortization expenses.

(b)     Reportable segments – three-month periods ended in:

	Latin America - north (i)		Latin America - south (ii)		Canada		Consolidated
	06/30/2016	06/30/2015	06/30/2016	06/30/2015	06/30/2016	06/30/2015	06/30/2016	06/30/2015

Net sales	6,533,784	6,178,828	1,813,439	2,153,236	2,029,981	1,577,938	10,377,204	9,910,002
Cost of sales	(2,504,444)	(2,332,377)	(728,083)	(927,110)	(662,078)	(515,163)	(3,894,605)	(3,774,650)
Gross profit	4,029,340	3,846,451	1,085,356	1,226,126	1,367,903	1,062,775	6,482,599	6,135,352
Distribution expenses	(925,891)	(821,294)	(192,911)	(211,078)	(339,010)	(276,091)	(1,457,812)	(1,308,463)
Sales and marketing expenses	(887,281)	(775,705)	(291,537)	(285,273)	(302,725)	(217,784)	(1,481,543)	(1,278,762)
Administrative expenses	(385,382)	(352,488)	(97,984)	(124,563)	(70,185)	(59,934)	(553,551)	(536,985)
Other operating income/(expenses)	352,519	334,562	(15,655)	13,319	(5,732)	356	331,132	348,237
Exceptional items	(5,719)	(229,141)	(8,508)	(9,756)	(7,999)	-	(22,226)	(238,897)
Income from operations (EBIT)	2,177,586	2,002,385	478,761	608,775	642,252	509,322	3,298,599	3,120,482
Net finance cost	(976,623)	(315,930)	(28,312)	(161,879)	105,052	114,821	(899,883)	(362,988)
Share of result of associates	(136)	3,002	-	-	524	(418)	388	2,584
Income before income tax	1,200,827	1,689,457	450,449	446,896	747,828	623,725	2,399,104	2,760,078
Income tax expense	(10,552)	80,020	(15,319)	(84,858)	(200,712)	(164,399)	(226,583)	(169,237)
Net income	1,190,275	1,769,477	435,130	362,038	547,116	459,326	2,172,521	2,590,841

Normalized EBITDA(iii)	2,830,880	2,796,102	664,921	767,971	708,821	559,242	4,204,622	4,123,315
Exceptional items	(5,719)	(229,141)	(8,508)	(9,756)	(7,999)	-	(22,226)	(238,897)
Depreciation, amortization and impairment excluding exceptional items	(647,575)	(564,576)	(177,652)	(149,440)	(58,570)	(49,920)	(883,797)	(763,936)
Net finance costs	(976,623)	(315,930)	(28,312)	(161,879)	105,052	114,821	(899,883)	(362,988)
Share of results of associates	(136)	3,002	-	-	524	(418)	388	2,584
Income tax expense	(10,552)	80,020	(15,319)	(84,858)	(200,712)	(164,399)	(226,583)	(169,237)
Net income	1,190,275	1,769,477	435,130	362,038	547,116	459,326	2,172,521	2,590,841

Normalized EBITDA margin in %	43.3%	45.3%	36.7%	35.7%	34.9%	35.4%	40.5%	41.6%

(i) Latin America – North: includes operations in Brazil and CAC (El Salvador, Guatemala, Nicaragua, Dominican Republic, Saint Vincent, Dominica, Antiqua, Cuba and Barbados).

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Colombia, Paraguay, Uruguay, Ecuador and Peru.

(iii) Normalized EBITDA is calculated excluding of the net income the following effects: (i) Non-controlling interests, (ii) Income tax expense, (iii) Share of results of associates, (iv) Net finance result, (v) Exceptional items, and (vi) Depreciation and amortization expenses.

(c) Additional information – by Business unit:

	Six-month period ended:						Three-month period ended:
	Latin America - north						Latin America - north
	CAC		Brazil		Total		CAC		Brazil		Total
	06/30/2016	06/30/2015	06/30/2016	06/30/2015	06/30/2016	06/30/2015	06/30/2016	06/30/2015	06/30/2016	06/30/2015	06/30/2016	06/30/2015

Net sales	1,998,756	1,347,119	11,810,690	11,976,852	13,809,446	13,323,971	981,187	720,334	5,552,596	5,458,494	6,533,783	6,178,828
Cost of sales	(912,109)	(664,725)	(4,077,181)	(4,027,076)	(4,989,290)	(4,691,801)	(440,262)	(378,276)	(2,064,181)	(1,954,101)	(2,504,443)	(2,332,377)
Gross profit	1,086,647	682,394	7,733,509	7,949,776	8,820,156	8,632,170	540,925	342,058	3,488,415	3,504,393	4,029,340	3,846,451
Distribution expenses	(205,293)	(143,440)	(1,691,815)	(1,599,504)	(1,897,108)	(1,742,944)	(103,415)	(76,799)	(822,476)	(744,495)	(925,891)	(821,294)
Sales and marketing expenses	(229,279)	(173,109)	(1,597,267)	(1,452,642)	(1,826,546)	(1,625,751)	(106,898)	(88,645)	(780,383)	(687,060)	(887,281)	(775,705)
Administrative expenses	(97,402)	(63,069)	(636,642)	(659,203)	(734,044)	(722,272)	(54,259)	(32,402)	(331,122)	(320,086)	(385,381)	(352,488)
Other operating income/(expenses)	4,877	1,963	774,187	813,017	779,064	814,980	(1,776)	(1,648)	354,295	336,210	352,519	334,562
Exceptional items	-	-	(11,958)	(231,875)	(11,958)	(231,875)	-	-	(5,719)	(229,141)	(5,719)	(229,141)
Income from operations (EBIT)	559,550	304,739	4,570,014	4,819,569	5,129,564	5,124,308	274,577	142,564	1,903,010	1,859,821	2,177,587	2,002,385
Net finance cost	(14,979)	150,173	(2,043,193)	(925,649)	(2,058,172)	(775,476)	29,755	2,128	(1,006,378)	(318,058)	(976,623)	(315,930)
Share of result of associates	13,048	-	(6,169)	5,111	6,879	5,111	2,992	-	(3,128)	3,002	(136)	3,002
Income before income tax	557,619	454,912	2,520,652	3,899,031	3,078,271	4,353,943	307,324	144,692	893,504	1,544,765	1,200,828	1,689,457
Income tax expense	(167,186)	(102,089)	216,490	(362,573)	49,304	(464,662)	(88,490)	(38,635)	77,938	118,655	(10,552)	80,020
Net income	390,433	352,823	2,737,142	3,536,458	3,127,575	3,889,281	218,834	106,057	971,442	1,663,420	1,190,276	1,769,477

Normalized EBITDA (i)	732,307	468,786	5,698,647	5,954,286	6,430,954	6,423,072	353,554	250,531	2,477,327	2,545,571	2,830,881	2,796,102
Exceptional items	-	-	(11,958)	(231,875)	(11,958)	(231,875)	-	-	(5,719)	(229,141)	(5,719)	(229,141)
Depreciation. amortization and impairment excluding exceptional items	(172,757)	(164,047)	(1,116,675)	(902,842)	(1,289,432)	(1,066,889)	(78,977)	(107,967)	(568,598)	(456,609)	(647,575)	(564,576)
Net finance costs	(14,979)	150,173	(2,043,193)	(925,649)	(2,058,172)	(775,476)	29,755	2,128	(1,006,378)	(318,058)	(976,623)	(315,930)
Share of results of associates	13,048	-	(6,169)	5,111	6,879	5,111	2,992	-	(3,128)	3,002	(136)	3,002
Income tax expense	(167,186)	(102,089)	216,490	(362,573)	49,304	(464,662)	(88,490)	(38,635)	77,938	118,655	(10,552)	80,020
Net income	390,433	352,823	2,737,142	3,536,458	3,127,575	3,889,281	218,834	106,057	971,442	1,663,420	1,190,276	1,769,477

Normalized EBITDA margin in %	36.6%	34.8%	48.2%	49.7%	46.6%	48.2%	36.0%	34.8%	44.6%	46.6%	43.3%	45.3%

(i) Normalized EBITDA is calculated excluding of the net income the following effects: (i) Non-controlling interests, (ii) Income tax expense, (iii) Share of results of associates, (iv) Net finance result, (v) Exceptional items, and (vi) Depreciation and amortization expenses.

	Six-month period ended:						Three-month period ended:
	Brazil						Brazil
	Beer		Soft drink		Total		Beer		Soft drink		Total
	06/30/2016	06/30/2015	06/30/2016	06/30/2015	06/30/2016	06/30/2015	06/30/2016	06/30/2015	06/30/2016	06/30/2015	06/30/2016	06/30/2015

Net sales	10,011,436	10,176,811	1,799,254	1,800,041	11,810,690	11,976,852	4,701,579	4,609,219	851,017	849,275	5,552,596	5,458,494
Cost of sales	(3,233,391)	(3,204,821)	(843,790)	(822,255)	(4,077,181)	(4,027,076)	(1,634,003)	(1,547,670)	(430,178)	(406,431)	(2,064,181)	(1,954,101)
Gross profit	6,778,045	6,971,990	955,464	977,786	7,733,509	7,949,776	3,067,576	3,061,549	420,839	442,844	3,488,415	3,504,393
Distribution expenses	(1,373,124)	(1,311,031)	(318,691)	(288,473)	(1,691,815)	(1,599,504)	(659,954)	(608,783)	(162,522)	(135,712)	(822,476)	(744,495)
Sales and marketing expenses	(1,481,805)	(1,306,005)	(115,462)	(146,637)	(1,597,267)	(1,452,642)	(748,869)	(633,120)	(31,514)	(53,940)	(780,383)	(687,060)
Administrative expenses	(575,246)	(616,669)	(61,396)	(42,534)	(636,642)	(659,203)	(285,391)	(300,587)	(45,731)	(19,499)	(331,122)	(320,086)
Other operating income/(expenses)	619,226	716,435	154,961	96,582	774,187	813,017	282,459	290,581	71,836	45,629	354,295	336,210
Exceptional items	(11,461)	(231,724)	(497)	(151)	(11,958)	(231,875)	(5,414)	(229,141)	(305)	-	(5,719)	(229,141)
Income from operations (EBIT)	3,955,635	4,222,996	614,379	596,573	4,570,014	4,819,569	1,650,407	1,580,499	252,603	279,322	1,903,010	1,859,821
Net finance cost	(2,043,193)	(925,649)	-	-	(2,043,193)	(925,649)	(1,006,378)	(318,058)	-	-	(1,006,378)	(318,058)
Share of result of associates	(6,169)	5,111	-	-	(6,169)	5,111	(3,128)	3,002	-	-	(3,128)	3,002
Income before income tax	1,906,273	3,302,458	614,379	596,573	2,520,652	3,899,031	640,901	1,265,443	252,603	279,322	893,504	1,544,765
Income tax expense	216,490	(362,573)	-	-	216,490	(362,573)	77,938	118,655	-	-	77,938	118,655
Net income	2,122,763	2,939,885	614,379	596,573	2,737,142	3,536,458	718,839	1,384,098	252,603	279,322	971,442	1,663,420

Normalized EBITDA (i)	4,906,150	5,197,560	792,497	756,726	5,698,647	5,954,286	2,133,804	2,185,272	343,523	360,299	2,477,327	2,545,571
Exceptional items	(11,461)	(231,724)	(497)	(151)	(11,958)	(231,875)	(5,414)	(229,141)	(305)	-	(5,719)	(229,141)
Depreciation, amortization and impairment excluding exceptional items	(939,054)	(742,840)	(177,621)	(160,002)	(1,116,675)	(902,842)	(477,983)	(375,632)	(90,615)	(80,977)	(568,598)	(456,609)
Net finance costs	(2,043,193)	(925,649)	-	-	(2,043,193)	(925,649)	(1,006,378)	(318,058)	-	-	(1,006,378)	(318,058)
Share of results of associates	(6,169)	5,111	-	-	(6,169)	5,111	(3,128)	3,002	-	-	(3,128)	3,002
Income tax expense	216,490	(362,573)	-	-	216,490	(362,573)	77,938	118,655	-	-	77,938	118,655
Net income	2,122,763	2,939,885	614,379	596,573	2,737,142	3,536,458	718,839	1,384,098	252,603	279,322	971,442	1,663,420

Normalized EBITDA margin in %	49.0%	51.1%	44.0%	42.0%	48.2%	49.7%	45.4%	47.4%	40.4%	42.4%	44.6%	46.6%

(i) Normalized EBITDA is calculated excluding of the net income the following effects: (i) Non-controlling interests, (ii) Income tax expense, (iii) Share of results of associates, (iv) Net finance result, (v) Exceptional items, and (vi) Depreciation and amortization expenses.

15. NET SALES

The reconciliation between gross sales and net sales is as follows:

	Six-month period ended:		Three-month period ended:
	06/30/2016	06/30/2015	06/30/2016	06/30/2015

Gross sales	43,929,257	43,036,398	18,950,050	20,674,920
Deductions from gross revenue	(21,986,955)	(22,357,603)	(8,572,846)	(10,764,918)
	21,942,302	20,678,795	10,377,204	9,910,002

The deductions of the gross revenue are represented by the taxes, rebates and strategic location in stores. Services provided by distributors, such as the promotion of our brands and logistics services are considered as expense when separately identifiable.

16. OTHER OPERATING INCOME / (EXPENSES)

	Six-month period ended:		Three-month period ended:
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Government grants/NPV of long term fiscal incentives	673,165	831,386	317,846	363,667
Additions to provisions	(28,857)	(22,739)	(6,616)	(14,165)
Gain / (losses) on disposal of property, plant and equipment and intangible assets	28,170	8,440	25,255	20,929
Other operating income/(expenses), net	50,989	(2,079)	(5,353)	(22,194)
	723,467	815,008	331,132	348,237

Government grants are not recognized until there is reasonable assurance that the Company will meet related conditions and that the grants will be received. Government grants are systematically recognized in income during the periods in which the Company recognizes as expenses the related costs that the grants are intended to offset.

17. EXCEPTIONAL ITEMS

According to the Company’s accounting practices, exceptional items are those that do not occur regularly, as part of the operational activities of the business. In determining whether an event or transaction qualifies as a exceptional item, management considers quantitative and qualitative factors such as the frequency or predictability of the occurrence, and the potential for affecting the profit or loss. Transactions that may give rise to exceptional items are mainly restructuring activities, impairments, and gains or losses on disposal of assets and investments, due to the special nature of such events. The Company opted to exclude these items when measuring segment-based performance, as per Note 14 – Segment reporting.

The exceptional items included in the income statement are detailed below:

	Six-month period ended:		Three-month period ended:
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Restructuring	(20,466)	(17,551)	(14,227)	(9,756)
Administrative lawsuit	-	(229,141)	-	(229,141)
Costs of new acquisition	(7,999)	-	(7,999)	-
	(28,465)	(246,692)	(22,226)	(238,897)

18. FINANCE COST AND INCOME

(a)     Finance costs

	Six-month period ended:		Three-month period ended:
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Interest expense	(721,750)	(442,823)	(358,671)	(222,792)
Capitalized borrowings	2,851	20,015	723	7,562
Net Interest on pension plans	(56,276)	(46,343)	(27,613)	(23,596)
Losses on hedging instruments	(997,270)	(479,293)	(474,695)	(194,292)
Interest on contingencies	(265,245)	(53,926)	(47,138)	(26,606)
Exchange variation	(320,368)	(241,872)	(50,664)	(93,512)
Tax on financial transactions	(90,643)	(51,532)	(47,295)	(22,842)
Bank guarantee expenses	(45,675)	(39,321)	(21,974)	(19,577)
Other financial results	(35,072)	(29,100)	(8,664)	3,405
	(2,529,448)	(1,364,195)	(1,035,991)	(592,250)

Interest expenses are presented net of the effect of interest rate derivative financial instruments which mitigate Ambev S.A. interest rate risk (Note 21 – Financial instruments and risks).

The interest expense are as follows:

	Six-month period ended:		Three-month period ended:
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Financial liabilities measured at amortized cost	(221,475)	(186,908)	(106,034)	(88,866)
Liabilities at fair value through profit or loss	(479,977)	(238,283)	(242,360)	(124,721)
Fair value hedge - hedged items	(29,120)	(13,470)	(10,814)	(7,389)
Fair value hedge - hedging instruments	8,822	(4,162)	537	(1,816)
	(721,750)	(442,823)	(358,671)	(222,792)

(b)     Finance income

	Six-month period ended:		Three-month period ended:
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Interest income	288,779	269,950	103,671	96,473
Gains on derivative	114,713	173,842	9,513	92,091
Gains on no derivative instrument at fair value through profit or loss	36,234	58,937	11,854	29,981
Other financial results	18,534	16,783	11,070	10,717
	458,260	519,512	136,108	229,262

Interest income arises from the following financial assets:

	Six-month period ended:		Three-month period ended:
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Cash and cash equivalents	133,653	222,013	62,971	70,818
Investment securities held for trading	23,355	47,937	13,745	25,655
Other receivables	131,771	-	26,955	-
	288,779	269,950	103,671	96,473

19. INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes reported in the income statement are analyzed as follows:

	Six-month period ended:		Three-month period ended:
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Income tax expense - current	(1,172,401)	(1,303,924)	(533,547)	(380,469)

Deferred tax expense on temporary differences	(446,563)	(586,996)	(281,898)	(121,076)
Deferred tax on taxes losses	1,055,998	770,199	588,862	332,308
Total deferred tax (expense)/income	609,435	183,203	306,964	211,232

Total income tax expenses	(562,966)	(1,120,721)	(226,583)	(169,237)

The reconciliation from the weighted nominal to the effective tax rate is summarized as follows:

	Six-month period ended:		Three-month period ended:
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Profit before tax	5,629,480	6,674,405	2,399,104	2,760,078
Adjustment on taxable basis
Non-taxable income	(263,577)	(372,073)	(133,584)	106,139
Government grants related to sales taxes	(724,082)	(514,570)	(382,967)	(215,510)
Share of results of associates	(7,837)	(4,993)	(388)	(2,584)
Non-deductible expenses	464,503	322,070	204,068	222,235
Complement of income tax of foreign subsidiaries due in Brazil	92,159	1,121,050	61,144	(69,835)
Intragroup transactions taxed only in Brazil	915,919	(980,324)	467,943	240,897
	6,106,565	6,245,565	2,615,320	3,041,420
Aggregated weighted nominal tax rate	30.33%	31.71%	29.54%	30.66%
Taxes payable – nominal rate	(1,852,043)	(1,980,768)	(772,649)	(932,573)
Adjustment on tax expense
Regional incentives - income taxes	101,451	89,888	49,448	50,947
Deductible interest on shareholders equity	1,118,698	1,021,556	425,382	533,988
Tax savings from goodwill amortization on tax books	71,122	71,190	35,533	35,590
Withholding tax over undistributed profits	(82,016)	(210,448)	130	(58,330)
Others with reduced taxation	79,822	(112,139)	35,573	201,141
Income tax and social contribution expense	(562,966)	(1,120,721)	(226,583)	(169,237)
Effective tax rate	10.00%	16.79%	9.44%	6.13%

The main events that impacted the effective tax rate in the period were:

▪  Non-taxable income: currency impact over non taxable income abroad;

▪  Complement of income tax of foreign subsidiaries due in Brazil: higher results of foreign subsidiaries with a tax rate  lower than 34%;

▪  Withholding tax over undistributed profits: currency impact over deferred tax associated to undistributed  profits of foreign subsidiaries;

▪   Other taxes adjustments the non-recognition of deferred tax asset related to losses of an Ambev subsidiary, in line with paragraph 39 of IAS 12.

The Company has been granted income tax incentives by the Brazilian Government in order to promote economic and social development in certain areas of the North and Northeast. These incentives are recorded as income on an accrual basis and allocated at year-end to the tax incentive reserve account.

20. SHARE-BASED PAYMENTS

There are different share-based payment programs and stock option plans which allow the senior management from the Company and its subsidiaries to receive or acquire shares of the Company.  For all option plans, the fair value is estimated at grant date, using the Hull binomial pricing model, modified to reflect the IFRS 2 Share‑based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

This current model of share based payment includes two types of grants: Grant 1: the beneficiary may choose to allocate 30%, 40%, 60%, 70% or 100% of the amount related to the profit share he received in the year, at the immediate exercise of options, thus acquiring the corresponding shares of the Company, and the delivery of a substantial part of the acquired shares is conditioned to the permanency in the Company for a period of five-years from the date of exercise; Grant 2: the beneficiary may exercise the options after a period of five years.

The weighted average fair value of the options and assumptions used in applying the Ambev S.A. option pricing model for the “Grant 2” of 2016 and 2015 grants are as follows:

In R$, except when otherwise indicated	06/30/2016	(i)	12/31/2015	(i)

Fair value of options granted	7.53		7.84
Share price	18.25		18.41
Exercise price	18.25		18.41
Expected volatility	27.3%		27.5%
Vesting year	5		5
Expected dividends	5%		5%
Risk-free interest rate	14.8%	(ii)	15.9%	(ii)

(i)    Information based on weighted average plans granted, except for the expected dividends and risk-free interest rate.

(ii) The percentages include the grants of stock options and ADRs during the period, in which the risk-free interest rate of ADRs are calculated in U.S. dollar.

The total number of outstanding options developed as follows:

Thousand options	06/30/2016	12/31/2015

Options outstanding at January 1st	121,770	126,149
Options issued during the period	3,700	16,568
Options exercised during the period	(8,088)	(19,975)
Options forfeited during the period	(1,858)	(972)
Options outstanding at ended period	115,524	121,770

The range of exercise prices of the outstanding options is between R$0.22 (R$0.35 as of December 31, 2015) and R$30.57 (R$26.57 as of December 31, 2015) and the weighted average remaining contractual life is approximately 6.18 years (6.30 years as of December 31, 2015).

Of the 115,524 thousand outstanding options (121,770 thousand as of December 31, 2015), 40,578 thousand options are vested as at June 30, 2016 (48,723 thousand as of December 31, 2015).

The weighted average exercise price of the options is as follows:

In R$ per share	06/30/2016	12/31/2015

Options outstanding at January 1st	12.36	10.07
Options issued during the period	18.25	18.42
Options forfeited during the period	15.51	20.35
Options exercised during the period	2.65	5.05
Options outstanding at ended period	12.96	12.36
Options exercisable at ended period	5.42	3.29

For the options exercised during 2016, the weighted average share price on the exercise date was R$18.39.

To settle stock options, the Company may use treasury shares. The current limit of authorized capital is considered sufficient to meet all stock option plans if the issue of new shares is required to meet the grants awarded in the Programs.

During the period, Ambev S.A. issued 4,884 thousand (2,692 in 2015) deferred stock units related to exercise of the options in the model “Grant 1”. These deferred stock units are valued at the share price of the day of grant, representing a fair value of approximately R$93,514 (R$47,486 in 2015), and cliff vest after five years.

The total number of shares purchased under the plan of shares by employees, whose grant is deferred to a future time under certain conditions (deferred stock), is shown below:

Thousand deferred shares	06/30/2016	12/31/2015

Deferred shares outstanding at January 1st	19,056	17,490
New deferred shares during the period	4,884	2,692
Deferred shares granted during the period	(6,008)	(804)
Deferred shares forfeited during the period	(679)	(322)
Deferred shares outstanding at ended period	17,253	19,056

Additionally, certain employees and directors of the Company receive options to acquire ABI shares, the compensation cost of which is recognized in the income statement against equity.

These share-based payments generated an expense of R$97,474 in the three-month period ended June 30, 2016 (R$95,993 for the three-month period ended June 30, 2015), recorded as administrative expenses.

21. FINANCIAL INSTRUMENTS AND RISKS

Risk factors

The Company is exposed to foreign currency, interest rate, commodity price, liquidity and credit risk in the ordinary course of business. The Company analyzes each of these risks both individually and as a whole to define strategies to manage the economic impact on Company’s performance consistent with its Financial Risk Management Policy.

The Company’s use of derivatives strictly follows its Financial Risk Management Policy approved by the Board of Directors. The purpose of the policy is to provide guidelines for the management of financial risks inherent to the capital markets in which Ambev S.A. carries out its operations. The policy comprises four main aspects: (i) capital structure, financing and liquidity, (ii) transactional risks related to the business, (iii) financial statements translation risks and (iv) credit risks of financial counterparties.

The policy establishes that all the financial assets and liabilities in each country where Ambev S.A. operates must be denominated in their respective local currencies. The policy also sets forth the procedures and controls needed for identifying, measuring and minimizing market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, wheat, corn and sugar) that may affect Ambev S.A.’s revenues, costs and/or investment amounts. The policy states that all the currently known risks (e.g. foreign currency and interest) shall be mitigated by contracting derivative financial instruments. Existing risks not yet evident (e.g. future contracts for the purchase of raw material or property, plant and equipment) shall be mitigated using projections for the period necessary for the Company to adapt to the new costs scenario that may vary from ten to fourteen months, also through the use of derivative financial instruments. Most of the translation risks are not mitigated. Any exception to the policy must be approved by the Board of Directors.

Derivative financial Instruments

Derivative financial instruments authorized by the Financial Risk Management Policy are futures contracts traded on exchanges, full deliverable forwards, non-deliverable forwards, swaps and options. At June 30, 2016, the Company and its subsidiaries had no target forward, swaps with currency verification or any other derivative operations representing a risk level above the nominal value of their contracts. The derivative operations are classified by strategies according to their purposes, as follows:

i) Cash flow hedge derivative instruments – The highly probable forecast transactions contracted in order to minimize the Company's exposure to fluctuations of exchange rates and prices of raw materials, investments, equipment and services to be procured, protected by cash flow hedges that shall occur at various different dates during the next fourteen months. Gains and losses classified as hedging reserve in equity are recognized in the income statement in the period or periods when the forecast and hedged transaction affects the income statement. This occurs in the period of up to fourteen months from the balance sheet date in accordance with the Company’s Financial Risk Management Policy.

ii) Fair value hedge derivative instruments – operations contracted with the purpose of mitigating the Company’s net indebtedness against foreign exchange and interest rate risk. Cash net positions and foreign currency debts are continually assessed for identification of new exposures. The results of these operations, measured according to their fair value, are recognized in financial results.

iii) Net investment hedge derivative instruments – transactions entered into in order to minimize exposure of the exchange differences arising from conversion of net investment in the Company's subsidiaries located abroad for translation account balance. The effective portion of the hedge is allocated to equity and the ineffectiveness portion is recorded directly in financial results.

iv) Derivatives measured at fair value though profit or loss – operations contracted with the purpose of protecting the Company against fluctuations on income statement.

The following tables summarize the exposure of the Company that were identified and protected in accordance with the Company's Risk Policy. The following denominations have been applied:

Operational Hedge: Refers to the exposures arising from the core business of Ambev S.A., such as: purchase of inputs, purchase of fixed assets and service contracts linked to foreign currency, which is protected through the use of derivatives.

Financial Hedge: Refers to the exposures arising from cash and financing activities, such as: foreign currency cash and foreign currency debt, which is protected through the use of derivatives.

Investment hedge abroad: Refers mainly to exposures arising from cash hold in foreign currency in foreign subsidiaries whose functional currency is different from the consolidation currency. Once the derivatives contracted for protection of this cash are accounted in entities whose functional currency is the Real, a portion of the net assets of these subsidiaries was designated as net investment hedge object, in such manner the hedge result can be recorded in other comprehensive income of the group , following the result of the hedged item.

Investment hedge - Put option granted on subsidiary: As detailed in Note 13 (d.4) the Company constituted a liability related to acquisition of Non-controlling interest in the Dominican Republic operations. This financial instrument is denominated in Dominican Pesos and is recorded in a Company which functional currency is the Real. The Company assigned this financial instrument as a hedging instrument for part of its net assets located in the Dominican Republic, in such manner the hedge result can be recorded in other comprehensive income of the group, following the result of the hedged item.

Transactions protected by derivative financial instruments in accordance with the Financial Risk Management Policy

				06/30/2016		Six-month period ended: 06/30/2016			Three-month period ended: 06/30/2016
				Fair Value		Gain / (Losses)			Gain / (Losses)
Exposure	Risk		Notional	Assets	Liability	Finance Result	Operational Result	Equity	Finance Result	Operational Result	Equity

Cost		(10,764,618)	10,764,618	284,266	(1,015,503)	(789,765)	709,625	(1,078,446)	(374,741)	245,054	(512,702)
	Commodity	(1,510,222)	1,510,222	133,427	(75,626)	-	(132,064)	7,783	-	(57,939)	-
	American Dollar	(8,756,486)	8,756,486	130,741	(889,259)	(795,641)	803,190	(994,655)	(382,118)	287,808	(501,289)
	Euro	(115,971)	115,971	-	(4,016)	7,102	41,264	(91,735)	8,132	15,894	(11,413)
	Mexican Pesos	(381,939)	381,939	20,098	(46,602)	(1,226)	(2,765)	161	(755)	(709)	-

Fixed Assets		(1,034,294)	1,034,294	3,184	(169,866)	(195,003)	-	-	(116,767)	-	-
	American Dollar	(606,113)	606,113	1,494	(117,017)	(134,536)	-	-	(74,328)	-	-
	Euro	(428,181)	428,181	1,690	(52,849)	(60,467)	-	-	(42,439)	-	-

Expenses		(89,352)	89,352	7,013	(1,836)	49,238	-	(134,211)	(1,297)	-	4,756
	American Dollar	(83,294)	83,294	5,255	-	(1,248)	-	(28,608)	(966)	-	4,756
	Euro	(6,058)	6,058	1,758	(1,836)	(375)	-	688	(331)	-	-
	Canadian Dollar	-	-	-	-	50,861	-	(106,291)	-	-	-

Cash		1,100,719	(1,100,719)	(6,880)	16,297	76,511	-	-	24,873	-	-
	American Dollar	608,467	(608,467)	(9,761)	20,258	37,254	-	-	12,320	-	-
	Euro	42,252	(42,252)	2,736	(3,451)	7,954	-	-	315	-	-
	Interest rate	450,000	(450,000)	145	(510)	31,303	-	-	12,238	-	-

Debts		(2,424,280)	1,829,618	30,971	(53,049)	(21,660)	-	-	(21,023)	-	-
	American Dollar	(1,724,721)	1,130,059	18,128	(37,624)	(7,518)	-	-	(18,873)	-	-
	Interest rate	(699,559)	699,559	12,843	(15,425)	(14,142)	-	-	(2,150)	-	-

Foreign Investments		-	-	-	-	(1,161)	-	35,348	-	-	-
	American Dollar	-	-	-	-	(937)	-	37,166	-	-	-
	Euro	-	-	-	-	44	-	1,683	-	-	-
	Canadian Dollar	-	-	-	-	(268)	-	(3,501)	-	-	-
As of June 30, 2016		(13,211,825)	12,617,163	318,554	(1,223,957)	(881,840)	709,625	(1,177,309)	(488,955)	245,054	(507,946)

				12/31/2015		Six-month period ended: 06/30/2015			Three-month period ended: 06/30/2015
				Fair Value		Gain / (Losses)			Gain / (Losses)
Exposure	Risk		Notional	Assets	Liability	Finance Result	Operational Result	Equity	Finance Result	Operational Result	Equity

Cost		(12,234,865)	12,234,865	585,089	(443,589)	(512,904)	342,299	622,860	(257,041)	192,888	(80,249)
	Commodity	(2,354,990)	2,354,990	75,862	(368,702)	(11,430)	(112,409)	(144,409)	(3,678)	(56,572)	(26,585)
	American Dollar	(8,808,434)	8,808,434	460,959	(46,135)	(507,135)	429,175	750,273	(264,247)	237,698	(28,251)
	Euro	(635,611)	635,611	23,473	4,329	4,039	28,601	32,674	9,796	14,830	(17,683)
	Mexican Pesos	(435,830)	435,830	24,795	(33,081)	1,622	(3,068)	(15,678)	1,088	(3,068)	(7,730)

Fixed Assets		(2,236,459)	2,236,459	79,477	(15,724)	58,986	-	-	10,822	-	-
	American Dollar	(1,875,765)	1,875,765	76,403	(11,446)	21,544	-	-	8,034	-	-
	Euro	(360,694)	360,694	3,074	(4,278)	37,442	-	-	2,788	-	-

Expenses		4,920,227	(4,920,227)	290,927	(2,974,335)	(193,037)	-	(668,192)	69,966	-	132,119
	American Dollar	1,049,965	(1,049,965)	252,101	(1,052,674)	(229,827)	-	(518,675)	60,795	-	60,847
	Euro	(16,232)	16,232	10,393	(16,697)	(4,366)	-	(4,461)	(102)	-	(197)
	Canadian Dollar	3,886,494	(3,886,494)	28,433	(1,904,964)	54,187	-	(115,316)	30,436	-	55,450
	Brazilian Real	-	-	-	-	(13,031)	-	(29,740)	(21,163)	-	16,019

Cash		(1,048,612)	1,048,612	164,911	(1,175,509)	1,246,425	-	-	(96,719)	-	-
	American Dollar	(841,139)	841,139	146,108	(1,122,286)	1,277,681	-	-	(93,338)	-	-
	Euro	37,527	(37,527)	18,226	(52,945)	(9,963)	-	-	(2,188)	-	-
	Interest rate	(245,000)	245,000	577	(278)	(21,293)	-	-	(1,193)	-	-

Debts		(1,595,444)	743,813	3,030	910,879	(40,726)	-	-	(2,958)	-	-
	American Dollar	(1,005,885)	154,254	3,030	949,512	(36,564)	-	-	(1,142)	-	-
	Interest rate	(589,559)	589,559	-	(38,633)	(4,162)	-	-	(1,816)	-	-

Foreign Investments		141,937	(141,938)	440,323	(1,119,851)	186,873	-	(876,294)	113,254	-	217,769
	American Dollar	132,910	(132,911)	62,609	(978,206)	152,024	-	(798,778)	95,744	-	69,159
	Euro	9,027	(9,027)	11,153	(26,157)	4,366	-	(41,152)	102	-	29
	Canadian Dollar	-	-	366,561	(115,488)	30,483	-	(36,364)	17,408	-	148,580
Total		(12,053,216)	11,201,584	1,563,757	(4,818,129)	745,617	342,299	(921,626)	(162,676)	192,888	269,639

I.          Market risk

a.1) Foreign currency risk

The Company is exposed to foreign currency risk on borrowings, investments, purchases, dividends and/or interest expense/income whenever they are denominated in a currency other than the functional currency of the subsidiary. The main derivatives financial instruments used to manage foreign currency risk are futures contracts, swaps, options, non deliverable forwards and full deliverable forwards.

a.2) Commodity Risk

A significant portion of the Company inputs comprises commodities, which historically have experienced substantial price fluctuations. The Company therefore uses both fixed price purchasing contracts and derivative financial instruments to minimize its exposure to commodity price volatility. The Company has important exposures to the following commodities: aluminum, sugar, wheat and corn. These derivative financial instruments have been designated as cash flow hedges.

a.3) Interest rate risk

The Company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of the Company’s policy is to achieve an optimal balance between cost of funding and volatility of financial results, taking into account market conditions as well as the Company’s overall business strategy.

The table below demonstrates the Company’s exposure related to debts, before and after interest rates hedging strategy.

	06/30/2016
	Pre - Hedge		Post - Hedge
	Interest rate	Amount	Interest rate	Amount
Brazilian Real	7.6%	985,749	7.3%	608,094
Working Capital in Argentinean Peso	34.0%	175,736	34.0%	175,736
Dominican Peso	9.5%	305,159	9.5%	305,159
American Dollar	5.9%	11,386	5.9%	11,386
Guatemala´s Quetzal	8.0%	9,628	8.0%	9,628
Working Capital in Chilean Peso	0.0%	1,626	0.0%	1,626
Colombian Peso	12.5%	26,076	12.5%	26,076
Interest rate pre-set		1,515,360		1,137,705

Brazilian Real	9.7%	747,095	12.5%	2,089,705
American Dollar	1.8%	1,548,231	1.9%	583,276
Interest rate postfixed		2,295,326		2,672,981

	12/31/2015
	Pre - Hedge		Post - Hedge
	Interest rate	Amount	Interest rate	Amount
Brazilian Real	7.1%	1,099,610	8.2%	927,152
Working Capital in Argentinean Peso	24.0%	2,537	24.0%	2,537
Dominican Peso	9.5%	394,880	9.5%	394,880
American Dollar	6.0%	15,816	6.0%	15,816
Guatemala´s Quetzal	7.8%	9,703	7.8%	9,703
Colombian Peso	2.9%	29,635	2.9%	29,635
Interest rate pre-set		1,552,181		1,379,723

Brazilian Real	9.4%	1,055,059	11.2%	1,386,476
American Dollar	1.8%	994,775	1.8%	835,816
Interest rate postfixed		2,049,834		2,222,292

Sensitivity analysis

The Company mitigates risks arising from non-derivative financial assets and liabilities substantially, through derivative financial instruments. In this context, the Company has identified the main risk factors that may generate losses from these derivative financial instruments and has developed a sensitivity analysis based on four scenarios, which may impact the Company’s future results, as described below:

1 – Probable scenario: Management expectations of deterioration in each transaction’s main risk factor. To measure the possible effects on the results of derivative transactions, the Company uses parametric Value at Risk – VaR. is a statistical measure developed through estimates of standard deviation and correlation between the returns of several risk factors. This model results in the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, we used the potential exposure of each financial instrument, a range of 95% and horizon of 21 days after June 30, 2016 for the calculation, which are presented in the module.

2 – Adverse scenario: 25% deterioration in each transaction’s main risk factor as compared to the level observed on June 30, 2016.

3 – Remote scenario: 50% deterioration in each transaction’s main risk factor as compared to the level observed on June 30, 2016.

Transaction	Risk	Base scenario	Probable scenario	Adverse scenario	Remote scenario

Commodities hedge	Decrease on commodities price	57,801	(142,857)	(319,756)	(697,311)
Input purchase		(57,801)	142,857	319,756	697,311
Foreign exchange hedge	Foreign currency decrease	(789,038)	(1,570,703)	(3,074,391)	(5,359,744)
Input purchase		789,038	1,570,703	3,074,391	5,359,744
Costs effects		-	-	-	-

Foreign exchange hedge	Foreign currency decrease	(166,682)	(272,991)	(399,458)	(632,234)
Capex Purchase		166,682	272,991	399,458	632,234
Fixed assets effects		-	-	-	-

Foreign exchange hedge	Foreign currency increase	5,177	(1,633)	(17,161)	(39,499)
Expenses		(5,177)	1,633	17,161	39,499
Income expenses effects		-	-	-	-

Hedge cambial	Foreign currency increase	9,782	(61,341)	(156,435)	(303,087)
Cash		(9,782)	61,341	156,435	303,087
Interest Hedge	Increase in interest rate	(365)	(638)	(415)	(462)
Interest revenue		365	638	415	462
Cash effects		-	-	-	-

Hedge cambial	Foreign currency increase	(19,496)	(161,248)	(311,781)	(604,066)
Cash		19,496	92,116	163,116	306,735
Interest Hedge	Decrease in interest rate	(2,582)	(210,559)	(209,523)	(238,091)
Interest expenses		2,582	210,559	209,523	238,091
Debt effects		-	(69,132)	(148,665)	(297,331)
		-	(69,132)	(148,665)	(297,331)

As of June 30, 2016 the Notional and Fair Value amounts per instrument and maturity were as follows:

		Notional Value
Exposure	Risk	2016	2017	2018	2019	>2020	Total

Cost		9,124,271	1,640,347	-	-	-	10,764,618
	Commodity	1,291,667	218,555	-	-	-	1,510,222
	American Dollar	7,337,754	1,418,732	-	-	-	8,756,486
	Euro	115,971	-	-	-	-	115,971
	Mexican Peso	378,879	3,060	-	-	-	381,939

Fixed asset		745,412	288,882	-	-	-	1,034,294
	American Dollar	317,231	288,882	-	-	-	606,113
	Euro	428,181	-	-	-	-	428,181

Expenses		89,352	-	-	-	-	89,352
	American Dollar	83,294	-	-	-	-	83,294
	Euro	6,058	-	-	-	-	6,058

Cash		(89,058)	(611,661)	-	(150,000)	(250,000)	(1,100,719)
	American Dollar	(46,806)	(561,661)	-	-	-	(608,467)
	Euro	(42,252)	-	-	-	-	(42,252)
	Brazilian Real	-	(50,000)	-	(150,000)	(250,000)	(450,000)

Debt		86,928	1,343,131	-	-	399,559	1,829,618
	American Dollar	86,928	1,043,131	-	-	-	1,130,059
	Brazilian Real	-	300,000	-	-	399,559	699,559
Total		9,956,905	2,660,699	-	(150,000)	149,559	12,617,163

		Fair Value
Exposure	Risk	2016	2017	2018	2019	>2020	Total

Cost		(593,436)	(137,801)	-	-	-	(731,237)
	Commodity	43,782	14,019	-	-	-	57,801
	American Dollar	(607,285)	(151,233)	-	-	-	(758,518)
	Euro	(4,016)	-	-	-	-	(4,016)
	Mexican Peso	(25,917)	(587)	-	-	-	(26,504)

Fixed asset		(155,132)	(11,550)	-	-	-	(166,682)
	American Dollar	(103,973)	(11,550)	-	-	-	(115,523)
	Euro	(51,159)	-	-	-	-	(51,159)

Expenses		5,177	-	-	-	-	5,177
	American Dollar	5,255	-	-	-	-	5,255
	Euro	(78)	-	-	-	-	(78)

Cash		(8,059)	17,851	-	(22)	(353)	9,417
	American Dollar	(7,344)	17,841	-	-	-	10,497
	Euro	(715)	-	-	-	-	(715)
	Brazilian Real	-	10	-	(22)	(353)	(365)

Debt		13,639	(46,609)	-	-	10,892	(22,078)
	American Dollar	13,639	(33,135)	-	-	-	(19,496)
	Brazilian Real	-	(13,474)	-	-	10,892	(2,582)
Total		(737,811)	(178,109)	-	(22)	10,539	(905,403)

  II.     Credit Risk

Concentration of credit risk on trade receivables

A substantial part of the Company’s sales is made to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the widespread number of customers and control procedures used to monitor risk. Historically, the Company has not experienced significant losses on receivables from customers.

Concentration of credit risk on counterpart

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, avoiding credit concentration, i.e., the credit risk is monitored and minimized to the extent that negotiations are carried out only with a select group of highly rated counterparties.

The selection process of financial institutions authorized to operate as the Company’s counterparty is set forth in our Credit Risk Policy. This Credit Risk Policy establishes maximum limits of exposure to each counterparty based on the risk rating and on each counterparty's capitalization.

In order to minimize the risk of credit with its counterparties on significant derivative transactions, the Company has adopted bilateral “trigger” clauses. According to these clauses, where the fair value of an operation exceeds a percentage of its notional value (generally between 10% and 15%), the debtor settles the difference in favor of the creditor.

As of June 30, 2016, the Company held its main short-term investments with the following financial institutions: Banco do Brasil, Bradesco, Bank Mendes Gans, Caixa Econômica Federal, Citibank, Itaú-Unibanco, JP Morgan Chase, Merrill Lynch, Santander e Toronto Dominion Bank. The Company had derivative agreements with the following financial institutions: Banco Bisa, Barclays, BNB, BNP Paribas, Bradesco, Citibank, Deutsche Bank, Itaú, Goldman Sachs, JP Morgan Chase, Macquarie, Merrill Lynch, Morgan Stanley, Santander, ScotiaBank e TD Securities.

The carrying amount of cash and cash equivalents, investment securities, trade receivables excluding prepaid expenses, recoverable taxes and derivative financial instruments are disclosed net of provisions for impairment and represents the maximum exposure of credit risk as of June 30, 2016. There was no concentration of credit risk with any counterparties as of June 30, 2016.

III.      Liquidity Risk

The Company believes that cash flows from operating activities, cash and cash equivalents and short-term investments, together with the derivative financial instruments and access to loan facilities are sufficient to finance capital expenditures, financial liabilities and dividend payments in the future.

IV.     Capital management

Ambev S.A. is continuously optimizing its capital structure targeting to maximize shareholder value while keeping the desired financial flexibility to execute the strategic projects. Besides the statutory minimum equity funding requirements that apply to the Company’s subsidiaries in the different countries, Ambev S.A. is not subject to any externally imposed capital requirements.  When analyzing its capital structure, the Company uses the same debt ratings and capital classifications as applied in the Company’s financial statements.

Financial instruments

(a) Financial instruments categories

Management of the financial instruments held by the Company is effected through operational strategies and internal controls to assure liquidity, profitability and transaction security. Financial instruments transactions are regularly reviewed for the effectiveness of the risk exposure that management intends to cover (foreign exchange, interest rate, etc.).

The table below shows all financial instruments recognized in the financial statements, segregated by category:

	06/30/2016
	Loans and receivables	Held for trading	Financial assets/liabilities at fair value through profit or loss	Derivatives hedge	Financial liabilities through amortized cost	Total
Financial assets
Cash and cash equivalents	5,729,655	-	-	-	-	5,729,655
Investment securities	-	87,790	263,893	-	-	351,683
Trade receivables excluding prepaid expenses	5,822,848	-	-	-	-	5,822,848
Financial instruments derivatives	-	-	24,021	294,533	-	318,554
Total	11,552,503	87,790	287,914	294,533	-	12,222,740

Financial liabilities
Trade payables and other liabilities	-	-	4,931,946	-	9,657,099	14,589,045
Financial instruments derivatives	-	-	23,208	1,200,749	-	1,223,957
Interest-bearning loans and borrowings	-	-	-	-	3,633,324	3,633,324
Total	-	-	4,955,154	1,200,749	13,290,423	19,446,326

	12/31/2015
	Loans and receivables	Held for trading	Financial assets/liabilities at fair value through profit or loss	Derivatives hedge	Financial liabilities through amortized cost	Total
Financial assets
Cash and cash equivalents	13,620,161	-	-	-	-	13,620,161
Investment securities	-	118,628	215,106	-	-	333,734
Trade receivables excluding prepaid expenses	6,556,780	-	-	-	-	6,556,780
Financial instruments derivatives	-	-	449,346	1,114,411	-	1,563,757
Total	20,176,941	118,628	664,452	1,114,411	-	22,074,432

Financial liabilities
Trade payables and other liabilities	-	-	5,558,583	-	13,779,572	19,338,155
Financial instruments derivatives	-	-	3,975,921	842,208	-	4,818,129
Interest-bearning loans and borrowings	-	-	-	-	3,599,476	3,599,476
Total	-	-	9,534,504	842,208	17,379,048	27,755,760

(b) Classification of financial instruments by type of fair value measurement

IFRS 13 Fair Value Measurement defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Also pursuant to IFRS 13, financial instruments measured at fair value shall be classified within the following categories:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date valuation;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 – unobservable inputs for the asset or liability.

	06/30/2016				12/31/2015

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through profit or loss	263,893	-	-	263,893	215,106	-	-	215,106
Derivatives assets at fair value through profit or loss	11,178	12,843	-	24,021	161,766	287,580	-	449,346
Derivatives - operational hedge	151,537	142,996	-	294,533	177,194	497,403	-	674,597
Derivatives - net investment hedge	-	-	-	-	63,069	376,745	-	439,814
	426,608	155,839	-	582,447	617,135	1,161,728	-	1,778,863
Financial liabilities
Financial liabilities at fair value through profit and loss (i)	-	-	4,931,946	4,931,946	-	-	5,558,583	5,558,583
Derivatives liabilities at fair value through profit or loss	5,584	17,624	-	23,208	139,475	3,836,446	-	3,975,921
Derivatives - operational hedge	111,695	1,075,580	-	1,187,275	121,709	333,937	-	455,646
Derivatives - fair value hedge	-	13,474	-	13,474	-	28,291	-	28,291
Derivatives - net investment hedge	-	-	-	-	74,409	283,862	-	358,271
	117,279	1,106,678	4,931,946	6,155,903	335,593	4,482,536	5,558,583	10,376,712

(i) Refers to the put option granted on subsidiary as described in Note 13 d(4).

Reconciliation of changes in the categorization of Level 3

Financial liabilities at December 31, 2015 (i)	5,558,583
Acquisition of investments	144,080
Total gains and losses in the period	(770,717)
Losses recognized in net income	308,595
Gain recognized in equity	(1,079,312)
Financial liabilities at June 30, 2016 (i)	4,931,946

(i) The liability was recorded under “Other liabilities” on the balance sheet.

(c) Fair value of financial liabilities measured at amortized cost

The Company’s liabilities, interest-bearing loans and borrowings, trade payables excluding tax payables, are recorded at amortized cost according to the effective rate method, plus indexation and foreign exchange gains/losses, based on closing indices for each exercise.

Had the Company recognized its financial liabilities measured at amortized at cost, at market value, it would have recorded an additional gain, before income tax and social contribution, of approximately R$3,615 on June 30, 2016 (loss of R$5,465 on December 31, 2015), as presented in the table below:

	06/30/2016			12/31/2015
Financial liabilities	Book	Market	Difference	Book	Market	Difference
International financing (other currencies)	1,804,323	1,804,323	-	1,252,991	1,252,991	-
FINEP - Local currency	87,281	87,281	-	87,281	87,281	-
BNDES - Local currency	1,133,896	1,133,896	-	1,510,974	1,510,974	-
BNDES - Foreing currency	70,349	70,349	-	158,959	158,959	-
Bond 2017	290,376	286,761	3,615	275,506	280,971	(5,465)
Tax incentives	121,622	121,622	-	182,022	182,022	-
Debenture	99,673	99,673	-	98,866	98,866	-
Finance leasing- Foreign currency	25,804	25,804	-	32,877	32,877	-
Trade and other payables	9,657,099	9,657,099	-	13,779,572	13,779,572	-
	13,290,423	13,286,808	3,615	17,379,048	17,384,513	(5,465)

The criteria used to determine the market value of the debt securities was based on quotations of investment brokers, on quotations of banks which provide services to Ambev S.A. and on the secondary market value of bonds as of June 30, 2016, being approximately 95.59% for Bond 2017 (93.66% at December 31, 2015).

Calculation of fair value of derivatives

The Company measures derivative financial instruments by calculating their present value, through the use of market curves that impact the instrument on the computation dates. In the case of swaps, both the asset and the liability positions are estimated independently and brought to present value, where the difference between the result of the asset and liability amount generates the swaps market value. For the traded derivative financial instruments, the fair value is calculated according to the adjusted exchange-listed price.

Margins given in guarantee

In order to comply with the guarantee requirements of the derivative exchanges and/or counterparties in certain operations with derivative financial instruments, as of June 30, 2016 the Company held R$586,791 in investments securities or cash investments available on demand, classified as cash and cash equivalents (R$924,033 on December 31, 2015).

Offsetting of financial assets and liabilities

For financial assets and liabilities subject to settlement agreements by the net or similar agreements, each agreement between the Company and the counterparty allows this type of settlement when both parties make this option. In the absence of such election, the assets and liabilities will be settled by their amounts, but each party shall have the option to settle on net, in case of default by the counterparty.

22. COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPLLIERS, ADVANCES FROM CUSTOMERS AND OTHER

	06/30/2016	12/31/2015

Collateral given for own liabilities	1,173,612	1,538,335
Other commitments	758,498	798,759
	1,932,110	2,337,094

Commitments with suppliers	6,123,262	9,062,775
Commitments - Bond 2017	300,000	300,000
	6,423,262	9,362,775

The collateral provided for liabilities totaled approximately R$1,932,110 as at June 30, 2016 (R$2,337,094 as at December 31, 2015),  including R$592,324 (R$620,204 as at December 31, 2015) of cash guarantees. The deposits in cash used as guarantees are presented as part of the receivables. To meet the guarantees required by derivative exchanges and/or counterparties contracted in certain derivative financial instrument transactions, Ambev S.A. maintained as at June 30, 2016, R$586,791 (R$924,033 as at December 31, 2015) in highly liquid financial investments or in cash (Note 21 – Financial instruments and risks).

Most of the balance relates to commitments with suppliers of packaging.

The Ambev S.A. is guarantor of the Bond 2017, in amount of R$300,000, remunerated at 9.5% per year, with semiannual interest payments and final maturity in July 2017.

Future contractual commitments as at June 30, 2016 and December 31, 2015 are as follows:

	06/30/2016	12/31/2015

Less than 1 year	4,184,359	6,105,513
Between 1 and 2 years	1,538,989	2,269,476
More than 2 years	699,914	987,786
	6,423,262	9,362,775

23. CONTINGENCIES

The Company has contingent liabilities arising from lawsuits in the normal course of its business. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions, and as a consequence the Company’s management cannot at this stage estimate the likely timing of the resolution of these matters.

Contingent liabilities with a probable likelihood of loss are fully recorded as liabilities (Note 12 – Provisions).

The Company also has lawsuits related to tax, civil and labor, for which the likelihood of loss classified by management as possible and for which there are no provisions. Estimates of amounts of possible losses are as follows:

	06/30/2016	12/31/2015

PIS and COFINS	1,389,392	860,304
ICMS and IPI	11,545,376	10,379,144
IRPJ and CSLL	20,192,553	16,358,816
Labor	181,570	188,760
Civil	4,566,222	5,054,103
Others	801,213	502,306
	38,676,326	33,343,433

Principal lawsuits with a likelihood of possible loss:

There were no significant changes in principal lawsuits with a likelihood of possible loss in relation to those presented in the financial statements for the year ended December 31, 2015, except for the cases presented below:

Brazilian Federal Taxes

Special goodwill reserve

In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortisation, related to InBev Brasil’s merger with Ambev, from 2011 to 2013.

Ambev management estimates possible losses in relation to the total amortisation period to be approximately R$7.4 billion as of 30 June 2016 (R$4.6 billion as of 31 December 2015). In the event that Ambev is required to pay these amounts, AB InBev will reimburse Ambev the amount proportional to the benefit received by it pursuant to the merger protocol, as well as the related costs.

Disallowance of taxes paid abroad

In June 2016, Ambev received new tax assessments from the Brazilian federal tax authorities related to the disallowance of deductions associated with alleged unproven taxes paid abroad. Ambev management estimates the possible losses related to these assessments to be approximately R$2.5 billion as of 30 June 2016 (R$1.9 billion as of 31 December 2015).

PIS/COFINS over bonus products

In December 2015, Ambev received a tax assessment issued by the Brazilian federal tax authorities, relating to amounts allegedly due under Integration Programme / Social Security Financing Levy (PIS/COFINS) over bonus products granted to its customers in the first quarter of 2011. In March and June 2016, Ambev received new assessments related to the same issue, so that the total amount considered as possible loss was increased to R$ 862.4 million as of 30 June 2016 (R$342.7 million as of December 31, 2015). Ambev filed defenses against these assessments and currently awaits judgment by the Administrative Court. No related provision has been made.

ICMS – PRODEPE

In March, 2016, Ambev had a partial victory concerning the tax assessment issued by the State of Pernambuco charging ICMS value-added tax differences related to February 2014, based on an alleged non-compliance with a state tax incentive agreement, PRODEPE, of which the respective fine was cancelled at the administrative court, in a definitive decision. Considering that the second assessment issued in 2015 discusses, in part, the same fine, Ambev has classified the correspondent amount as remote, considering it will probably also be cancelled by the administrative court. Therefore, as to the end of June, 2016, the amount under discussion considered as a possible loss was reduced to approximately R$382.6 million (R$665.9 million as of December 31, 2015), for which no related provision has been made.

ICMS-ST Unconditional Discounts

In October 2015 and January 2016, Ambev paid the amounts related to the state of Rio de Janeiro’s proceedings discussing ICMS value-added tax with respect to unconditional discounts granted by the Company from January 1996 to February 1998, under an incentive tax payment program granted by such State to be approximately R$271 million. Ambev management estimates that the total amount involved in the remaining proceedings, as to the end of June, 2016, is approximately R$514,4 million (R$861.6 million as of December 31, 2015), classified as possible loss and for which no related provision has been made.

Contingent assets

According to IAS 37, contingent assets are not recorded in consolidated financial statements, except when the realization of income is virtually certain.

24. ACQUISITION OF SUBSIDIARIES

As mentioned on Note 1 – Corporate information, the following table summarizes the main acquisitions as the consideration paid and the provisional allocation of the assets acquired and liabilities assumed as recognized on the acquisition date:

Assets	Mark Anthony	Banks Holding Limited

Cash and cash equivalents	115	50,184
Trade and other receivables	-	36,746
Inventories	19,365	54,484
Other assets	2,974	13,801
Current assets	22,454	155,215

Deferred tax assets	-	16,279
Employee benefits	-	10,320
Property, plant and equipment	115,208	325,231
Intangible assets	419,151	299,732
Investments in associates	-	245,813
Non-current assets	534,359	897,375

Trade payables	(31,612)	(17,095)
Interest-bearing loans and borrowings	-	(11,335)
Wages and salaries	(4,322)	(3,122)
Dividends payables	-	(4,465)
Income tax and social contribution payable	-	(1,297)
Taxes and contributions payable	4,386	(7,473)
Other liabilities	(193)	(7,603)
Current liabilities	(31,741)	(52,390)

Interest-bearing loans and borrowings	-	(35,610)
Employee benefits	-	(3,277)
Non-current liabilities	-	(38,887)

Net identifiable assets and liabilities	525,072	961,313
Goodwill on acquisition	871,965	-
Non-controlling interests share	-	(86,534)
Prior year payments	-	(554,393)
Cash acquired	(115)	(50,184)
Net cash outflow / (inflow)	1,396,922	270,202

25. NON-CASH ITEMS

The Company carried out the following investment and financing activities not involving cash:

	Six-month period ended:		Three-month period ended:
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Acquisition of property, plant and equipment	-	105,558	-	105,558
Acquisition of investments payables	278,602	4,998	255,594	4,998
Cash financing cost other than interests	57,667	1,315,846	14,866	6,280
Sponsorship contracts	-	10,950	-	10,950
Transfer of sale of property, plant and equipment to sale of operations in subsidiaries	-	23,845	-	23,845
Others	(1,565)	-	(1,565)	-

26. RELATED PARTIES

Policies and practices regarding the realization of transactions with related parties

The Company adopts corporate governance practices and those recommended and/or required by the applicable law.

Under the Company’s bylaws the Board of Directors is responsible for approving any transaction or agreements between the Company and/or any of its subsidiaries, directors and/or shareholders (including shareholders, direct or indirect shareholders of the Company). The Antitrust Compliance and Related Parties Committee of the Company is required to advise the Board of Directors of the Company in matters related to transactions with related parties.

Management is prohibited from interfering in any transaction in which conflict exists, even in theory, with the Company interests. It is also not permitted to interfere in decisions of any other management member, requiring documentation in the Minutes of Meeting of the Board any decision to abstain from the specific deliberation.

The Company’s guidelines with related parties follow reasonable or commutative terms, similar to those prevailing in the market or under which the Company would contract similar transactions with third parties. These are clearly disclosed in the financial statements as reflected in written contracts.

Transactions with management members:

In addition to short-term benefits (primarily salaries), the management members are entitled to participate in Stock Option Plan (Note 20 – Share-based payments).

Total expenses related to the Company’s management members are as follows:

	Six-month period ended:		Three-month period ended:
	06/30/2016	06/30/2015	06/30/2016	06/30/2015

Short-term benefits (i)	10,595	19,465	3,926	3,878
Share-based payments (ii)	19,682	13,623	7,757	5,502
Total key management remuneration	30,277	33,088	11,683	9,380

(i) These correspond substantially to salaries and profit sharing (including performance bonuses).

(ii) These correspond to the compensation cost of stock options and restricted stocks granted to management. These amounts exclude remuneration paid to members of the Fiscal Council.

Excluding the above mentioned plan (Note 20 – Share-based payments), the Company no longer has any type of transaction with the Management members or pending balances receivable or payable in its balance sheet.

Transactions with the Company's shareholders:

a) Medical, dental and other benefits

The Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficiência (“Fundação Zerrenner) is one of Ambev S.A.’s shareholders, and at June 30, 2016 held 9.98% of total share capital. Fundação Zerrenner is also an independent legal entity whose main goal is to provide Ambev S.A.’s employees, both active and retirees, with health care and dental assistance, technical and superior education courses, facilities for assisting elderly people, through direct initiatives or through financial assistance agreements with other entities. On June 30, 2016 and December 31, 2015, actuarial responsibilities related to the benefits provided directly by Fundação Zerrenner are fully funded by plan assets, held for that purpose, which significantly exceeds the liabilities at these dates. Ambev S.A. recognizes the assets (prepaid expenses) of this plan to the extent of amounts from economic benefits available to the Company, arising from reimbursements or future contributions reduction.

The expenses incurred by Fundação Zerrenner in providing these benefits totaled R$124,938 in the six-month period ended June 30, 2016 (R$105,019 as of June 30, 2015), of which R$107,308 (R$93,082 as of June 30, 2015) related to active employees and R$17,629 (R$11,936 as of June 30, 2015) related to retirees.

b) Leasing

The Ambev S.A., through its subsidiary BSA (labeling), has an asset leasing agreement with Fundação Zerrenner, for R$63,328 for ten years, maturing on March 31, 2018.

c) Leasing – Ambev S.A. head office

Ambev S.A. has a leasing agreement of two commercial sets with Fundação Zerrenner in the annual amount of R$3,255, maturing on January, 2020.

d) Licensing agreement

The Company maintains a licensing agreement with Anheuser-Busch, Inc., to produce, bottle, sell and distribute Budweiser products in Brazil, Canada, Ecuador, Guatemala, Dominican Republic, Paraguay, El Salvador, Nicaragua, Peru, Uruguay and, starting in 2016, Chile. In addition, the Company produces and distributes Stella Artois products under license to ABI in Brazil and Canada and, by means of a license granted to ABI, it also distributes Brahma’s product in the United States and several countries such as the United Kingdom, Spain, Sweden, Finland and Greece. The amount recorded was R$1,075 (R$840 as of June 30, 2015) and R$197,962 (R$178,060 as of June 30, 2015) as licensing income and expense, respectively.

Ambev S.A. has licensing agreements with the Group Modelo, subsidiaries of ABI, for to import, promote and sell products Corona (Corona Extra, Corona Light, Coronita, Pacifico and Negra Modelo) in countries of the Latin America and the Canada.

e) Platform e-commerce

The Company has an agreement with the company B2W - Companhia Digital S.A. to manage the company’s platform of e-commerce named “Partner Ambev” and “Empório da Cerveja”. The contract has as object to trade Ambev S.A. products through websites. Both parties have the same equity holders. On June 30, 2016, B2W and the Company were negotiating a new model of contract of management for e-commerce platform.

Transactions with related parties

	06/30/2016
Current	Trade receivables (i)	Other Trade receivables (i)	Trade payables (i)	Other Trade payables (i)
AB InBev	23,333	5,028	(68,249)	(354)
AB Package	-	-	(43,457)	-
AB Services	357	8,546	(14)	(1,058)
AB USA	37,539	6,109	(181,224)	(390)
Cervecería Modelo	136	-	(317,057)	-
Inbev	-	18,304	(19,418)	(206)
ITW International	-	-	-	(210,736)
Modelo	-	2,238	(36,307)	(55,776)
Others	1,610	1,148	(10,972)	(3,180)
	62,975	41,373	(676,698)	(271,700)

	12/31/2015
Current	Trade receivables (i)	Other Trade receivables (i)	Trade payables (i)	Other Trade payables (i)	Dividends payables
AB InBev	67,496	18,559	(159,627)	-	-
AB Package	-	-	(48,787)	-	-
AB USA	15,633	32,115	(164,847)	(477)	-
Ambrew	-	-	-	-	(686)
Cervecería Modelo	582	-	(246,370)	-	-
Inbev	-	19,486	(14,067)	-	-
ITW International	-	-	-	(256,365)	-
Modelo	-	814	(85,809)	(62,697)	-
Other	913	6,623	(5,089)	(5,322)	-
	84,624	77,597	(724,596)	(324,861)	(686)

(i) The amount represents the marketing operations (purchase and sale) and the reimbursement between the companies of the group.

The tables below represent the transactions with related parties, recognized in the income statement:

	Six-month period ended: 06/30/2016			Three-month period ended: 06/30/2016
Company	Buying / Service fees / Rentals	Sales	Royalties / Benefits	Buying / Service fees / Rentals	Sales	Royalties / Benefits
AB InBev	(9,394)	-	(18,996)	(6,198)	-	(3,426)
AB USA	(83,033)	26,950	(151,683)	(46,970)	12,456	(88,134)
Cervecería Modelo	(283,665)	380	(25,570)	(107,677)	278	(18,975)
InBev	(37,352)	-	-	(19,981)	-	-
Modelo	(33,828)	-	-	(25,065)	(41)	-
Other	(39,768)	-	(637)	(17,116)	-	(312)
	(487,040)	27,330	(196,886)	(223,007)	12,693	(110,847)

	Six-month period ended: 06/30/2015			Three-month period ended: 06/30/2015
Company	Buying / Service fees / Rentals	Sales	Royalties / Benefits	Buying / Service fees / Rentals	Sales	Royalties / Benefits
AB InBev	(28,106)	-	(17,721)	(27,039)	-	(5,359)
AB USA	(67,495)	19,977	(129,697)	(38,729)	10,823	(79,636)
Cervecería Modelo	(17,839)	404	(27,313)	(17,682)	248	(19,128)
InBev	(30,065)	-	-	(18,219)	-	-
Modelo	(263,331)	-	-	(122,102)	-	-
Other	(41,548)	-	(506)	(26,910)	-	(261)
	(448,384)	20,381	(175,237)	(250,681)	11,071	(104,384)

Denomination used in the tables above:

Ambrew S.A. (“Ambrew”)
Anheuser-Busch InBev N.V. (“AB InBev”)
Anheuser-Busch Inbev Services LLC (“AB Services”)
Anheuser-Busch Inbev USA LLC (“AB USA”)
Anheuser-Busch Packaging Group Inc. (“AB Package”)
Cervecería Modelo de Guadalajara S.A. (“Modelo”)
Cervecería Modelo de Mexico S. de R.L. de C.V. (“Cervecería Modelo”)
Inbev Belgium N.V. (“Inbev”)
Interbrew International B.V. (“ITW International”)

27. EVENTS AFTER THE REPORTING PERIOD

(i) On July, 2016, the subsidiary Labatt Brewing acquired an loan in the amount of R$1.3 billion maturing within one year.

(ii) On July 21st, 2016, the Argentine Congress approved Law No. 27,260 which provides, among other considerations, the elimination of withholding income tax on dividends declared. The law enforcement is subject to a decree. If and when the decree will be issued, the Company will reverse the deferred income tax on retained earnings in Argentina, equivalent to R$374 million on June 30, 2016.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2016

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer